# Solid Vision.
# Solid Strategy.

# MANATRON INC

## Annual Report 2006

# { TO OUR SHAREHOLDERS, CLIENTS and EMPLOYEES }

> ... efforts have been focused on transitioning Manatron to an industry-leading, national company where we can deliver a customizable solution based on a single, standard product offering across the entire United States and beyond.

Without question, fiscal 2006 was a year of continued tremendous change at Manatron, and while we believe this change was both necessary and appropriate, it was not altogether painless. We began fiscal 2006 with a new corporate image and branding that has begun to position Manatron as the leader in the national Property Tax and CAMA (Computer Automated Mass Appraisal) market. Despite our renewed spirit, we faced some serious financial challenges along the way. Yet, we still had a number of major accomplishments and finished the year more confident than ever in our direction. While our transition to a new business model has been both necessary and exciting, the process has taken more time to ensure minimal disruption to our current client base. We are, however, certain that Manatron is emerging as a stronger company as we complete this process.

Historically, Manatron was a project-oriented, hardware focused, regional company with over two hundred different software products. We created solutions specific to a client's or state's requirements and were faced with costly development, lengthy sales cycles, long implementation schedules and significant maintenance expenses. Simply put, Manatron could not profitably move to the next level of its evolution by maintaining this business model. The challenges we have encountered in Baltimore and other legacy projects, where we have been developing a fully customized property tax solution, are evidence that our legacy business model needed to be updated. Fortunately, we had already recognized this necessity, and had the transformation initiative in process. As a result, all of our efforts have been focused on transitioning Manatron to an industry-leading, national company where we can deliver a customizable solution based on a single, standard product offering across the entire United States and beyond. Our primary focus is on building scale and leveraging the significant investments we have made in our new GRM® suite of Property Tax and CAMA software and services.

During fiscal 2006, we unveiled this suite and completed the first implementation of our new GRM, web-based, state-of-the-art software in Gwinnett County, Georgia. This was by far, our most significant accomplishment during this past year. GRM includes all the functionality of our previous offerings, with shorter development cycles for new market entry and significantly less maintenance expenses. By the time you read this, Gwinnett County will have completed their second year of processing assessment notices and property tax bills using our new integrated system.

Our GRM rollout will be accelerated by the acquisition of ASIX, which was finalized on February 1, 2006. This was another major victory for Manatron during fiscal 2006 and certainly rates as the most significant acquisition we have completed in our 36-year history. For the past 14 years, ASIX has been a leading-edge software company and information technology consulting firm. ASIX was employee-owned from its formation in 1991 until Manatron's acquisition and has been profitable and debt-free since its inception. In calendar 2005, ASIX generated $7.4 million in revenue, which included $2.2 million in recurring software support and maintenance revenue, $1.9 million of ongoing technical consulting revenue and $1.3 million of operating profits before income taxes. ASIX focused primarily on Property Tax software beginning in 1997 with its first release of Ascend®, a commercial off-the-shelf Assessment Administration and Property Tax management system. Since then, this client-server product has evolved and been installed in 14 counties in seven states.

Ascend customers primarily include larger counties in major metropolitan areas such as Kansas City, Missouri; Las Vegas, Nevada; Seattle, Washington; Chicago, Illinois; Minneapolis, Minnesota; and Portland, Oregon. Like Manatron's GRM suite of software, Ascend was designed to be installed in multiple states. In fact, all 16 ASIX clients run the same binary code. The unique requirements for each state are managed by the configuration of the software rather than customization of the product. As a result, ASIX has been able to support and upgrade its customers more efficiently and profitably since the first implementation of Ascend. This is the same business model Manatron is pursuing. We believe the combination of our two companies will accelerate the completion of this task. Equally important is the investment ASIX has made over the last five years in the California market, which many in our industry perceive as the "Holy Grail" given the size of the market and the fact that the majority of the counties are still using legacy Property Tax systems. ASIX and Manatron are aggressively working with BearingPoint to build off our current project for the County of San Diego and acquire additional new Property Tax and CAMA clients in California. Although we don't expect this market to start bearing a lot of fruit until fiscal 2008 and beyond, our goal is to sign at least one new contract in California during fiscal 2007.

We continue to possess a unique competitive advantage in the Property Tax and CAMA market, as Manatron is one of the few companies positioned to compete on a national basis. We have an established market presence and significant "subject matter expertise," strengthened significantly by the acquisition of ASIX and backed by our longstanding relationships with more than 1,000 local governments across 30 states. In addition, our 36-year history and financial stability are characteristics that enable Manatron to compete effectively. As we win more business, the Company will continue to invest in and build an infrastructure which is effective and efficient, but more importantly, one which is scalable and will therefore yield significant operating leverage and increased profitability.

While we believe Manatron is well-positioned, with significant competitive advantages and a compelling product portfolio, we also recognize that this process has taken longer than anticipated and we did not plan on losing money in fiscal 2006. None of us at Manatron were satisfied with the Company's financial performance during the last year. As a result, we decided to significantly restructure our business, which included the elimination of approximately 60 positions near the end of April. This was an extremely difficult decision, but one that was necessary for us to continue our journey. Our restructuring also included the addition of a few new key people, some organizational changes and a number of steps to retain those employees who remained with the organization. Manatron has been blessed with more than 36 years of history, during which we have weathered many storms. We believe our restructuring will enable us to return to profitability in fiscal 2007, accelerate our transition to a national company and make Manatron far stronger in the long run.

For fiscal 2007, we are focused on continuing our transition to a national, professional software company and, of course, on completing the integration of ASIX into our organization. We will build off our success in Gwinnett County and continue to use them as a showcase account and referral for future business. Gwinnett County's reference and additional assistance were instrumental in our GRM contract wins in Minnesota and Nevada. Our initial property tax contracts with the Minnesota Counties Computer Cooperative (MCCC), which currently includes 27 counties and Blue Earth County amount to over $5 million. MCCC serves 49 of the 87 counties in Minnesota. We have the capability to sign more business as additional Minnesota counties purchase our GRM Property Tax software. In addition, we are aggressively pursuing leads for our CAMA and Recorder modules of the GRM suite.

Our contract with Washoe County (Reno), Nevada, which amounts to approximately $3 million over five years, was also a major victory for us during fiscal 2006. The flexible and scalable architecture, as well as our vision for GRM were major reasons Washoe selected Manatron. Both the Minnesota and Nevada implementations are underway and are benefiting from the knowledge that ASIX brings to the table as a result of their experience in Anoka County, Minnesota and Clark County (Las Vegas), Nevada. We are confident that the combination of Kurt Wagner and his former ASIX team members with the strong Manatron employees we have on these engagements will facilitate the successful completion of these projects.

Our primary goal for fiscal 2007 is to return Manatron to profitability. We also plan on completing the GRM implementations that the Company has under way in several new markets, which we believe will lead to additional business. While the MCCC project will certainly receive a lot of focus during fiscal 2007, this GRM project will span a couple of years due to the significant number of counties involved. In addition, we intend to bring closure to the significant Property Tax projects that have been ongoing for several years in Baltimore, Maryland and Jefferson County, Alabama. On the sales front, our goal is to crack the California market as previously noted, to sign up more business in markets where GRM has already been sold and to begin to build our backlog to a level that will allow us to report reasonable revenue growth for the next several years. As for GRM, we will continue to invest in this software, as well as our deployment and support infrastructure to maintain our competitive advantage in the Property Tax and CAMA market.

Before closing, we would like to congratulate Bill McKinzie on his recent promotion to President and Chief Operating Officer. As part of our transition, we have spent considerable time building a team that can lead Manatron through the current challenges and take the Company to the next stage of its evolution. Bill has demonstrated the technical expertise and drive to ensure that our GRM strategy gets executed sooner rather than later so that Manatron is viewed as the national leader in the Property Tax market. We look forward to providing guidance and support to Bill as he undertakes this additional significant responsibility.

In summary, while the process has been lengthy and challenging, we believe the path we are on is the right one for the long-term benefit of our shareholders. We have taken conclusive action to adjust our going-forward expenses to enable the Company to complete the transition. Today, more than ever, we believe we have the right product offering for the market. We will aggressively leverage our strategic and competitive advantages and communicate the value proposition of our offering to win new business. The entire Manatron team remains focused on growing our business and returning the Company to profitability.

We would like to thank you for your interest, commitment, confidence and patience in Manatron. We look forward to rewarding your patience in fiscal 2007.

Paul R. Sylvester

Paul R. Sylvester
Co-Chairman of the Board and Chief Executive Officer

Randall L. Peat

Randall L. Peat
Chairman of the Board

# 3

## ASIX
## PLEXIS
## VISICRAFT

With three major acquisitions, Manatron continues to build on its subject matter expertise (SME) and open up significant opportunities in previously untapped markets. The acquisition of VisiCraft Systems in November of 2004, brought on board a wealth of experience related to property tax design, development, implementation and support–especially in the Georgia market. This has allowed Manatron to establish itself as the leader in property tax in the State of Georgia and beyond. Plexis, acquired in November 2005, has supplied Manatron with significant additional local presence, SME and leadership in our Indiana market. Also, the Company has gained a significant amount of Geographic Information Systems (GIS) expertise along with additional product offerings in this area. Finally, with probably the most significant acquisition in the Company's history and the purchase of ASIX, Inc. in February 2006, Manatron acquired an experienced technical and sales staff that makes the Company the undisputed leader in the national property tax market. With ASIX's experience in California, Manatron is now poised to have a strong impact in this market for many years to come. Additionally, as a result of ASIX's previous experience in these markets, the acquisition will have a considerable influence on the outcomes of new contract implementations in Minnesota and Nevada.

# Current Market Presence }



**2006 NEW MARKETS**

Manatron acquired customers in five new states in FY '06.

**CURRENT MARKET PRESENCE**

Manatron provides our 1,300+ customers with the power to manage over 20 million parcels.

## FOCUSED ON TECHNOLOGY

Solid Vision. Solid Strategy.

Throughout its history, Manatron has charted a successful course through major technological shifts, from service bureau activities, to mini-computers and, in recent years, through client/server and Web-based solutions. Even though most of the industry has encountered great difficulty in transitioning to an Internet-centric, service-oriented architecture, Manatron has not. Because of Manatron's unique iFramework platform plus heavy investment in a dedicated and highly experienced architecture team, Manatron has been able to successfully deploy industry-leading, innovative solutions through client/server and Web-based platforms.

Manatron understands that taxpayer self-service, interoperability with private sector constituents, GIS integration, support of a decentralized work force and improved ability to plan and manage county resources are key drivers for change. Our objective is to provide a technology platform that enables our customers to thrive in this dynamic, new environment. A platform that allows them to rapidly adapt, utilize and successfully respond to new opportunities and challenges.

# Meeting Escalating Demands.

As Manatron moves forward into Fiscal Year 2007, the focus continues to shift towards creating a business model in which the Company is now able to deliver a customizable solution based on a standard product offering across the United States.

The past several years have been heavily focused on investment behind all of our products, from GRM to MVP Tax, from ProVal to eGovernment. The Company has put key processes in place, including a GRM practice, a solid sales and marketing strategy, a core implementation methodology and a streamlined product development process. Manatron's focus is that we now turn the investment corner and begin producing sustainable, predictable and dependable operating results. We must prove this Company can deliver and execute solid outcomes.

## { GRM }

"Throughout our very disciplined selection process, Manatron continued to demonstrate their understanding of our comprehensive requirements and objectives. Manatron's shared vision with the City of Virginia Beach for the complete integration of our property management systems was obvious throughout the selection process. Implementation of this new system will enable the City to accurately and cost-effectively serve the needs of our taxpayers and property owners."

Sharon Vaughan
City of Virginia Beach Project Director

## { EXCEPTIONAL PEOPLE }

"Manatron does provide us with software, but the reality is that their people are what makes the difference. And we've been fortunate to have a number of exceptional folks who have helped us throughout the years to continue to provide quality service to our end user customers...and it's been a really good partnership."

Barbara Ford-Coates, Tax Collector
Sarasota County, Florida

GRM is a fully integrated, enterprise-level Government Revenue Management solution designed to manage and support the entire property life-cycle and automates the operational, information and planning needs for Assessors, Auditors, Treasurers, Tax Collectors, Recorders and other state and local governmental officials. This integrated solution is the computing platform for the next generation.

## { Selected Financial Data }

The following table sets forth selected financial data of the Company for the last five fiscal years. It has been derived from and should be read in connection with the Company's Financial Statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Fiscal Years Ended April 30: | | | | | |
| Net revenues | $36,324,396 | $40,154,825 | $38,455,296 | $40,387,265 | $41,131,718 |
| Gross profit | 11,129,556 | 17,512,270 | 17,749,540 | 17,369,526 | 15,332,683 |
| Income (loss) from operations | (6,894,822) | 1,335,662 | 2,794,799 | 2,063,113 | 603,059 |
| Net income (loss) | (4,316,659) | 2,365,654 | 4,585,705 | 1,510,322 | 227,714 |
| Basic earnings (loss) per share | (.97) | .57 | 1.15 | .40 | .06 |
| Diluted earnings (loss) per share | (.97) | .53 | 1.06 | .38 | .06 |
| At April 30: | | | | | |
| Cash and short-term investments | $ 4,209,831 | $ 8,444,195 | $10,125,370 | $10,349,165 | $ 5,648,184 |
| Total assets | 44,421,964 | 37,801,200 | 32,882,639 | 31,330,567 | 27,851,272 |
| Shareholders' equity | 23,042,801 | 23,640,545 | 20,295,953 | 15,050,582 | 12,423,266 |
| Long-term debt[1] | 2,334,228 | 807,686 | — | — | — |
| Book value per share[2] | 4.53 | 5.28 | 4.75 | 3.64 | 3.11 |

(1) The long-term debt reflected in this table consists solely of notes payable executed by the Company in connection with its recent acquisitions. Specifically, the February 2006 acquisition of ASIX Inc., the November 2005 acquisition of Plexis Group, LLC and the November 2004 acquisition of VisiCraft Systems, Inc. The Company had no other long-term debt during the periods covered by the table.

(2) Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.

The following section provides a narrative discussion about Manatron's financial condition, changes in financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Financial Statements and related notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company enters into contracts with customers to license or sell application software, third-party software, hardware, related professional services, such as installation, training, data conversions and post-contract support and maintenance ("PCS") services and various appraisal services.

The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a software arrangement, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered elements based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software, service and hardware components of the contract.

Certain of the Company's software arrangements involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these arrangements, software revenue is recognized when the installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection, and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, enhancements and rights to upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for Future Services, as reflected in the accompanying balance sheets, includes PCS and other services that have been billed to the customer in advance of performance. It also includes customer deposits on new contracts and other progress billings for software and hardware that have not been completely installed.

For arrangements that include customization or modification of the software, or where software services are otherwise considered essential, or for software that is not generally available, revenue is recognized using contract accounting. Revenue from these arrangements is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2006 and 2005, the reserves for contract losses, as well as billed retainages outstanding associated with revenue that has been recognized, were $979,000 and $379,000, respectively.

For its real estate appraisal projects, the Company recognizes revenue using the proportional performance method as the Company believes that each of its projects result in one ultimate deliverable, the appraised values of all properties defined within a given contract, and due to the fact that many of these projects are implemented over a one to three year period and consist of various activities. Under this method of revenue recognition, the Company identifies each activity for the appraisal project with a typical project generally calling for planning, data collection, data verification, data input, project management, abstracts and hearings. The costs for these activities are determined and the total contract value is then allocated to each activity based on the proportion of the budgeted cost for a given activity divided by the total budgeted cost for a project. Revenue recognition occurs for each activity based upon the proportional performance method, driven primarily by output measures such as parcels or hearings complete. Actual costs are expensed in the period in which they occur.

Since the timing of billings does not always coincide with revenue recognition, the Company reflects Revenues Earned in Excess of Billings and Retainages, as well as Billings in Excess of Revenues for contracts in process at the end of the reporting period, as reflected in the accompanying balance sheets.

Reserves against Accounts Receivable and reserves against Revenues Earned in Excess of Billings and Retainages are established based on the Company's collection history and other known risks associated with the related contracts. These reserves contain a general provision of 2%, as well as a specific provision for accounts the Company believes will be difficult to collect. Because of the nature of its customers, which are predominantly governmental entities, the Company does not generally incur losses resulting from the inability of its customers to make required payments. Alternatively, customers may become dissatisfied with the functionality of the software products and/or the quality of the services provided and request a reduction to the aggregate contract price. Management reviews significant past due accounts receivables on a quarterly basis and the related adequacy of the Company's reserves. As of April 30, 2006 and 2005, the Company's reserves for uncollectible accounts receivable and revenues earned in excess of billings and retainages were $527,000 and $626,000, respectively.

The Company's contracts do not typically contain a right of return or cancellation. For those that do, management reviews the adequacy of the Company's reserves for returns or cancellations on a quarterly basis. As of April 30, 2006 and 2005, these reserves for returns were not material.

Notes Receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, as the contract terms are fixed and determinable, and the Company has a longstanding history of collecting on the notes under the original payment terms without providing concessions. In addition, certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards No. 13, "Accounting for Leases." However, the Company's leasing activities are not a material part of its business activities and, accordingly, are not separately presented in the accompanying financial statements.

The Company has approximately $12 million of goodwill recorded as of April 30, 2006 related to prior acquisitions. As more fully described in Note 2 of the Notes to Financial Statements, a new accounting standard adopted in fiscal 2003 requires that goodwill is reviewed for impairment at least annually and as indicators of impairment occur. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each reporting unit to determine estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates. The annual tests performed by the Company indicated that no impairment of goodwill has occurred.

As more fully described in Note 1 of the Notes to Financials Statements, the Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility on a specific software project. This intangible asset is amortized over an estimated useful life of not greater than three years. The unamortized balance of capitalized software is reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable by calculating the net realizable value for each respective product. The net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of that product. Changes in forecasted operations, driven primarily by market trends and customer demand, can materially affect the estimates of net realizable value.

## RESULTS OF OPERATIONS: FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

The Company's business is primarily focused on providing software and services to enable local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes from its citizens. The Company's software manages the entire property life cycle, which includes deed recording, mapping (GIS), assessment, tax billing and collection, tax sales and e-government.

The Company's revenues are generated from software licenses, hardware sales, forms and supplies sales, and various related professional services, such as software support, data conversions, installation, training, project management, hardware maintenance, forms processing and printing. The Company's revenues are also generated from appraisal services, which include mass real estate appraisals, revaluations and other appraisal-related consultative work.

For simplicity purposes, many of the numbers described below are rounded; however, the fluctuations and percentage variations are based upon the actual amounts.

Total net revenues of $9.9 million for the three months ended April 30, 2006 decreased by $1.9 million or 16.0% in comparison to the $11.8 million of net revenues that were reported for the three months ended April 30, 2005. On the positive side, net revenues for the fourth quarter were 23.5% higher than the net revenues the Company reported for the third quarter. Much of this was due to the acquisition of ASIX, which was completed on February 1, 2006. For the fourth quarter, ASIX contributed $1.4 million in net revenues, which was down somewhat from their normal run rate due to the timing of their service contracts. For its most recent year ended December 31, 2005, ASIX generated $7.4 million in revenues and produced $1.3 million in operating income. Total net revenues of $36.3 million for the year ended April 30, 2006 decreased $3.8 million or 9.5% from $40.2 million for the year ended April 30, 2005. The decreases in revenues for the three months and year ended April 30, 2006 were primarily due to reductions in software license fees and appraisal services revenues. These decreases were partially offset by increases in professional services revenues, and recurring support and maintenance revenues.

Software license revenues decreased by $2.4 million or 84.0% to $455,000 for the three months ended April 30, 2006 and by $3.9 million or 59.2% to $2.7 million for the year ended April 30, 2006 versus the prior year comparable periods. The prior year included significant license fees related to Arizona Department of Revenue; Charlotte County, Florida; Duval County, Florida; Gwinnett County, Georgia; Belmont County, Ohio; Mahoning County, Ohio; Wood County, Ohio; Davidson County, Tennessee; and the City of Virginia Beach, Virginia. Current year software license revenues have been negatively impacted by lower than expected sales.

As was the case in prior years, the Company had planned for $6 million of its fiscal 2006 software license and professional services revenues to come from contracts that were signed in that fiscal year in order to meet its financial plan. While the Company did have $4.4 million of unearned license fees in its backlog as of the beginning of fiscal 2006, the Company was not able to recognize all of them in fiscal 2006 due to the timing of several client implementations and the related product rollout plans. As a result, a significant portion of these amounts remain in the Company's backlog for fiscal 2007. Although there have been no significant software license revenues recognized in fiscal 2006 like the Company had for fiscal 2005, the Company did recognize software license revenues from a number of other important Tax and CAMA implementations. For example, fiscal 2006 includes software license revenues from projects in Columbia County, Florida; Gwinnett County, Georgia; Bonneville County, Idaho; Perry County, Indiana; Marshall County, Indiana; Posey County, Indiana; Columbiana County, Ohio; Defiance County, Ohio; Licking County, Ohio and the City of Virginia Beach, Virginia.

Software license revenues and related professional services revenues are primarily driven by the Company's backlog, new sales and the timing of the related software installations and implementations, and can vary significantly from quarter to quarter or year to year. Many of the larger and more complex jurisdictions, which the Company is now able to pursue due to its new product and business strategy, often take more than a year to fully implement. In addition, a number of these contracts are often accounted for using the percentage of completion method, which results in the software license revenues being recognized over the implementation period.

Appraisal services revenues decreased by 15.3% from $2.1 million to $1.8 million for the three months ended April 30, 2006 and by 16.1% from $8.3 million to $7.0 million for the year ended April 30, 2006, versus the prior year comparable periods. These decreases were anticipated as the Company has been at the low point of its appraisal services cycle, which was reflected in its backlog amounts. The Company's backlog for appraisal services decreased to $7.9 million as it entered fiscal 2006 from $13.0 million at the beginning of fiscal 2005. On the positive side, the Company did sign contracts for $4.4 million of appraisal services work during fiscal 2006 compared to $2.9 million for the prior fiscal year. The Company's backlog for appraisal services at April 30, 2006 was $5.0 million. It should also be noted that the Company will continue to make the necessary changes to ensure that its costs of appraisal services are in line with the anticipated revenues.

Professional services revenues recognized in the fourth quarter decreased 2.4% from $1.9 million to $1.8 million. For the entire fiscal year, professional services revenues increased by 4.3% from $6.5 to $6.8 million. While professional services revenues can also vary like software license fees from quarter to quarter, they generally are higher following the installation of the software. The increase for the year is primarily due to change orders for additional services provided to the City of Baltimore in the first quarter of the current fiscal year and the additional revenues contributed by ASIX in the fourth quarter.

Recurring software support and maintenance revenue has increased by $952,000 or 26.6% to $4.5 million for the three months ended April 30, 2006 and by $1.5 million or 10.2% to $15.7 million for the year ended April 30, 2006 versus the prior year comparable periods. These increases are a result of software implementations for new clients, price increases and the acquisitions of VisiCraft, Plexis and ASIX. (see Note 10 of the Notes to Financial Statements). The Company anticipates that this revenue stream will continue to grow as it increases prices and completes the software implementations for its additional new clients in Alaska, Arizona, Idaho, Maryland, Minnesota, Nevada, South Carolina, Tennessee and Virginia. In addition, the Company recently notified many of its clients that their prices for subsequent years were going to be substantially higher than average to bring them more in line with the market. Finally, the acquisitions of Plexis and ASIX will continue to positively impact recurring support revenue for at least an additional six and nine months, respectively, as their results of operations were not included with the Company's results until November 1, 2005 and February 1, 2006, the closing dates of each of the acquisitions, respectively.

Despite the upward movement in professional services revenues, and recurring software support and maintenance revenues, total net revenues were well below the Company's expectations. Two factors that significantly affect the Company's net revenues are backlog and current sales. Total signed contracts or sales for fiscal 2005 were $7.9 million lower than the fiscal 2004 amount which negatively impacted the Company's backlog, as it entered fiscal 2006. As a result and as noted in previous reports, the Company had planned for approximately $6 million of its fiscal 2006 revenues to come from contracts that were signed in that fiscal year in order to meet its financial plan. While the Company did sign several significant new contracts in fiscal 2006 as noted below, the nature, number and dollar amount of the contracts were not sufficient enough for the Company to meet its financial plan.

Total signed contracts or sales for the year ended April 30, 2006 were $19.0 million compared to $20.2 million for the year ended April 30, 2005. While the Company's sales results for fiscal 2006 were below the Company's expectations, the Company did sign on a number of key accounts during the current year. Specifically, the Company signed a $4.9 million contract with the Minnesota Counties Computer Cooperative ("MCCC") for the Company's GRM® Tax product. MCCC is a joint powers organization providing services, software, and other cost-effective measures to substantially reduce the cost of data processing for Minnesota counties. Currently 49 of Minnesota's 87 counties are members of the MCCC Tax User Group, and they work cooperatively under a single contract for property tax software and services. This is one of the most significant tax contracts in the history of the Company and currently only covers 27 of the 49 counties in the consortium. Additional counties are expected to sign up once the project is further along. In fact, Blue Earth County, which is not currently part of the consortium, also signed a Tax contract for $400,000 in fiscal 2006. In addition, there will be opportunities for the Company to sell complimentary products such as Manatron CAMA and Manatron Recorder to MCCC that will integrate with the Manatron GRM® Tax application.

Also included in the fiscal 2006 sales amount is a $450,000 contract for the Company's first CAMA contract in Tennessee, with Williamson County. The Company also recently received its first major CAMA contract in the state of South Carolina from Horry County (Myrtle Beach) for $725,000. The Company also won a $1.2 million appraisal services contract from Franklin County, Ohio. Finally, the Company won its first property tax contract in Nevada from Washoe County (Reno) for $2.3 million.

As of April 30, 2006, the Company's backlog for software and related services was $18.0 million compared to $15.6 million at April 30, 2005. The Company's backlog for appraisal services decreased to $5.0 million at April 30, 2006 versus $7.9 million at April 30, 2005. These backlog amounts are exclusive of the Company's $20.0 million of annualized recurring revenue from hardware maintenance, software support, e-government subscriptions, and printing and processing contracts as of April 30, 2006.

The Company is still confident in its strategy and believes it is not a matter of "if," but rather "when," local governments will purchase new Property Tax and CAMA software. While the Company's sales cycles have been complex and quite long, approaching two to three years in some cases, and the market has been softer than anticipated, Input, a market research firm, recently predicted that state and local governments would increase their spending on IT outsourcing from $10 billion in 2005 to $18 billion by 2010. This, coupled with a growing pipeline of new prospects and the recent GRM contract wins, reinforces the Company's ongoing confidence in the overall market.

Fiscal 2006 was also highlighted by the successful launch of the Company's first full GRM® installation in Gwinnett County, Georgia. There has been a lot of discussion about the significance of this launch, as well as the importance of Gwinnett County in the Company's prior Form 10-Q filings. Gwinnett County is paying support fees and has been a positive reference site for prospective new GRM® customers, including MCCC and Washoe County. In addition, the Company took its second and third full GRM® implementations live in Payette County, Idaho and Kenai, Alaska subsequent to year end. This is the same application that is operating live in Gwinnett County, Georgia and is in process of being implemented in Arizona, Idaho, Minnesota, Nevada, South Carolina, Tennessee and Virginia.

The GRM® suite of software is a feature-rich, fully-integrated enterprise-level solution that enables Gwinnett, Payette and Kenai counties, as well as other customers to not only replace their legacy systems, but to realize significant efficiencies and cost savings, provide more and modern services to their constituents and, in many cases, to collect additional tax revenues, which will more than offset the cost of the GRM® system to the customer. The completion of this new, next generation national product was a key pillar in the Company's growth strategy. It provides a competitive edge in the market as few, if any, other companies currently have a similar product suite. Historically, the Company had unique Tax products for each state in which it operated. This required separate sales, marketing, development, and support initiatives. The Company expects to realize significant cost savings and economies of scale as it continues to market and implement GRM® across the marketplace. The Company's current focus is on successfully completing the other GRM® implementations so that the sales team will have additional references upon which to build.

In addition, the Company has made significant progress on its Tax and Assessment products within the Ohio market. During the fourth quarter of fiscal 2006, Defiance County, Ohio went live on the Company's integrated solution for Ohio. This was a major milestone for the Company in that it was the first implementation the Company has completed in less than 90 days. The Company plans to build off of this success during fiscal 2007 as a number of additional Ohio clients are upgrading their legacy systems to this software.

The Company also completed two acquisitions during fiscal 2006. Effective November 1, 2005, the Company completed the acquisition of Plexis Group (see Note 10 of the Notes to Financial Statements). Plexis was generating over $1 million in annual revenues, of which $550,000 was from recurring software support agreements when the Company acquired it. This acquisition has provided key employees with subject matter expertise, who are helping cement our leadership position in the Indiana market and improve the ongoing rollout of our GRM® solution nationwide.

Effective February 1, 2006, the Company completed the acquisition of ASIX Inc. (see Note 10 of the Notes to Financial Statements). ASIX generated $7.4 million in annual revenues, of which $2.2 million was from recurring software support agreements for the year ended December 31, 2005. This acquisition has provided the Company with immediate and better access to the California marketplace, which the Company has conservatively estimated to be valued at $200 million. ASIX is currently a subcontractor to BearingPoint, Inc. to provide technical services and subject matter expertise in connection with a $31 million project to develop a state-of-the-art property tax and assessment system for the County of San Diego. In connection with the County of San Diego project, BearingPoint and ASIX have entered into an exclusive joint marketing arrangement to provide the developed solution to other California counties.

The ASIX acquisition also augments the Company's capacity and capabilities in Minnesota, where the Company has just begun its implementation of the MCCC and Blue Earth property tax contracts as previously noted. ASIX recently completed a successful implementation of their property tax system in Anoka County, Minnesota. As a result, the Company is currently leveraging ASIX's efforts and Minnesota expertise in these engagements, which will facilitate the successful completion of these projects. The Company is also leveraging the knowledge and expertise ASIX has in Nevada as a result of their successful property tax implementation in Clark County (Las Vegas), and the Washoe County (Reno) property tax implementation that is now underway. Finally, ASIX personnel have been working collectively with Manatron in Illinois, Missouri and Oregon to accelerate the successful penetration of these markets.

The Company will continue to pursue other acquisitions that are aligned with its goals as part of its growth strategy.

Despite the decreases in revenues, cost of revenues increased by $540,000 or 8.6% from $6.3 million to $6.8 million for the three months ended April 30, 2006. For the year, cost of revenues increased by $2.6 million or 11.3% from $22.6 million to $25.2 million. These increases were mostly driven by $955,000 of additional subcontractor expense over the prior year period primarily associated with the City of Baltimore implementation. The Company incurred $1.8 million of subcontractor expense during fiscal 2006 associated with Phase One of the City of Baltimore implementation. For the year ended April 30, 2006, the Company only recognized $835,000 of revenue associated with this implementation and incurred $2.5 million of total cost resulting in a loss from operations of $1.6 million on this implementation alone.

As noted in prior filings, the City of Baltimore has delayed its "go live" date several times thus far and most recently made the decision to delay once more until January of 2007. This project has turned into a custom build solution versus the Commercial-Off-The-Shelf (COTS) product initially purchased. The Company is currently in negotiations with Unisys (the prime contractor) to address how the Company will be compensated for out-of-scope work performed since March 1, 2006. The majority of the work now required by the City of Baltimore is beyond the scope of the contract.

The subcontractor agreement with Unisys prohibits the Company from having direct interaction with the City of Baltimore. Thus, the Company has minimal ability to influence the timing of the "go-live" date. The Company has, however, obtained verbal approval from Unisys to continue working on this project and, as such, will be paid for all out of scope work. Since the Company does not have a signed contract for these services, the total value has not been agreed upon and there is still uncertainty surrounding the ultimate cash collection, the Company did not recognize any related revenue for the additional work performed during fiscal

2006. However, the Company has been diligently working on this and believes that these uncertainties will be resolved during fiscal 2007, resulting in revenue recognition.

As a result of the decrease in revenues and increased costs, the Company's gross margins decreased significantly from 47.0% to 31.4% for the current quarter and from 43.6% to 30.6% for the year ended April 30, 2006 versus the prior year comparable periods. Substantially all of the Company's costs of revenue are fixed in nature, and relate primarily to employees who are needed to implement and support the software. Thus, gross margins fluctuate significantly with increases or decreases in net revenues. As noted in previous filings, the Company had been investing in its people and building a new infrastructure which the Company believed was capable of supporting revenues up to $50 million. When quarterly revenues drop below $10 million, gross margins are dramatically impacted. On April 26, 2006, the Company restructured its business which resulted in the elimination of sixty-two positions or about 14% of the workforce level the Company had on February 1, 2006. In connection with the reorganization, the Company incurred a restructuring charge of $532,421 for both the three months and year ended April 30, 2006 (see Note 11 of the Notes to Financial Statements).

Selling, general and administrative expenses increased $433,000 or 9.8% from $4.4 million to $4.9 million for the three months ended April 30, 2006 and $1.3 million or 8.1% from $16.2 million to $17.5 million for the year ended April 30, 2006, in each case versus the prior year comparable periods. The increases are primarily due to the amortization expense associated with the intangible assets acquired in connection with the VisiCraft, Plexis and ASIX acquisitions (see Note 10 of the Notes to Financial Statements). Amortization expense was $241,000 and $701,000 for the three months and year ended April 30, 2006 compared to $112,000 and $225,000 for the prior year comparable periods. In addition, the Company had increased its spending on sales and marketing during the year primarily on regional and national trade shows and conferences and in various marketing publications to further position Manatron as the leading provider of property systems in North America. Finally, the Company's non-project related travel expenses have increased substantially over the prior year as the Company has been pursuing business in new markets across the country, particularly in California and Washington.

A substantial component of the Company's selling, general and administrative expenses is its research and development costs. As noted in more detail under Financial Condition and Liquidity, these costs have increased from $2.2 million to $2.4 million during the fourth quarter and from $7.8 million to $8.9 million for the year ended April 30, 2006 versus the prior year comparable periods. The increases in software development costs are primarily due to pay increases and additional personnel who were hired to accelerate the completion of the GRM® Suite of software for the states and jurisdictions under current contracts.

As a result of the lower revenue, higher operating costs and restructuring charge, the Company reported an operating loss for the three months ended April 30, 2006 of $2.3 million compared to operating income of $1.1 million for the three months ended April 30, 2005. The Company also reported a loss from operations of $6.9 million for the year ended April 30, 2006 versus income from operations of $1.3 million for the year ended April 30, 2005.

As more fully described in Note 9 of the Notes to Financial Statements, the Company recorded a non-recurring pre-tax gain of $2.2 million in the first quarter of the prior fiscal year related to the sale of its Judicial Product line, which impacted the results reported in this filing for the year ended April 30, 2005. While this has no impact on the fourth quarter or full year, it did significantly benefit the prior year's results and therefore, should be excluded from comparison purposes.

Net other expense was $29,000 for the three months ended April 30, 2006 compared to net other income of $85,000 for the three months ended April 30, 2005. Net other income was $178,000 and $274,000 for the years ended April 30, 2006 and 2005, respectively. This income consists of interest earned on the Company's cash balances, as well as rental income associated with the lease of a portion of its corporate headquarters. The decreases for both the three months and year ended April 30, 2006 are primarily due to the additional interest expense the Company has incurred in connection with seller financed notes payable related to the Company's recent acquisitions.

The Company's provision (credit) for income taxes generally fluctuates with the level of pre-tax income or loss. The effective tax rate was 31.4% and 40.4% for the three months ended April 30, 2006 and 2005, respectively. The effective tax rate was 35.7% and 38.5% for the years ended April 30, 2006 and 2005, respectively.

The Company reported a net loss of $1.6 million or $0.33 per diluted share for the fourth quarter in the current fiscal year versus net income of $721,000 or $0.16 per diluted share for the fourth quarter in the prior fiscal year. For the year ended April 30, 2006, the Company reported a net loss of $4.3 million or $0.97 per diluted share versus net income of $2.4 million or $0.53 per diluted share for the year ended April 30, 2005. Approximately $1.4 million of the prior year net income or $0.31 per diluted share was attributable to the divestiture of the Judicial product line described in Note 9 of the Notes to Financial Statements. The net gain on this sale was calculated using an effective tax rate of 38% for fiscal 2005.

Diluted weighted average outstanding common shares increased by approximately 299,000 and 15,000 shares for the three months and year ended April 30, 2006, respectively over the prior-year comparable periods. These increases were primarily due to the 436,500 shares of Company stock issued in connection with the ASIX acquisition. In addition, due to the loss position for both the three months and year ended April 30, 2006, the Company utilized the weighted average basic shares outstanding for both the basic and diluted earnings per share calculations. Had the Company reported net income for these periods, diluted weighted average shares would have increased by 307,000 and 306,000 shares for the three months and year ended April 30, 2006 versus the respective prior year periods.

RESULTS OF OPERATIONS: FISCAL YEAR 2005
COMPARED TO FISCAL YEAR 2004

Total net revenues of $11.8 million for the three months ended April 30, 2005 were 4.3% higher than the $11.3 million of net revenues reported for the three months ended April 30, 2004. Total net revenues for the year ended April 30, 2005 increased by 4.4% to $40.2 million versus $38.5 million for the year ended April 30, 2004. The following paragraphs explain the components of the Company's revenues and the reasons for the net increases in more detail.

Application software license fees increased by $333,000 to $2.8 million for the three months and by $1.5 million to $6.5 million for the year ended April 30, 2005, compared to the three months and year ended April 30, 2004. Related professional service revenues decreased by $313,000 to $1.9 million for the three months ended April 30, 2005, versus the three months ended April 30, 2004 and increased by $769,000 to $6.5 million for the year ended April 30, 2005, versus the year ended April 30, 2004. These increases were primarily due to the recognition of license and service revenue on several projects, including Gwinnett County, Georgia; Duval County, Florida; the Arizona Department of Revenue; Davidson County, Tennessee; and the City of Virginia Beach, Virginia.

The Company went live with the Assessment Administration, Personal Property, ProVal and Records components of its GRM® product in Gwinnett County, Georgia during the second quarter of fiscal 2005 as part of its Phase One delivery of that project. This was a significant milestone that also contributed to the increase in software license fees and professional service revenues during the second quarter of fiscal 2005. Since this contract was being accounted for under the percentage of completion method, there was approximately $774,000 of additional revenue recognized during the fourth quarter of fiscal 2005 from this project.

The Company installed Manatron Tax and began the implementation of this software in the Duval County Tax Collector's office during the third quarter of fiscal 2005. This resulted in the recognition of approximately $600,000 of license and service revenue during the third quarter of fiscal 2005. This was a new contract with the City of Jacksonville, Florida that totaled $2.3 million over five years. An additional $122,000 of license and service revenue was recognized during the fourth quarter of fiscal 2005.

The Company began the implementation and installed its CAMA software for the Department of Revenue in the State of Arizona in fiscal 2005, resulting in approximately $900,000 of license and service revenue during the third quarter of fiscal 2005. The Company recognized an additional $118,000 of revenue during the fourth quarter of fiscal 2005 associated with this implementation. This was the Company's first contract in Arizona, totaling $4.1 million over a seven-year period and covered all but three counties in the state.

The City of Virginia Beach signed a contract in November 2004 for the Company's new GRM® system totaling $4.5 million over six years. This was the first Manatron Tax account in Virginia and was also a new account for Manatron CAMA. The Company had 13 other cities and 16 counties in Virginia using Manatron CAMA. This project began during the third quarter of fiscal 2005 and resulted in approximately $100,000 of revenue during that quarter. Installation of the Company's CAMA software took place during the fourth quarter of fiscal 2005 resulting in approximately $405,000 of license and professional service revenue.

The Company installed Manatron Tax and began the implementation of this software in the Davidson County Trustee's office during the fourth quarter of fiscal 2005. This resulted in the recognition of approximately $1.4 million of license and service revenue during the quarter. This was a new contract with the City of Nashville, Tennessee that totaled $3.2 million over five years.

The Company signed its fourth contract in Idaho for Manatron Tax during fiscal 2005. These four contracts totaled $1.6 million over five years. All four counties were users of Manatron CAMA along with an additional 30 of the 44 counties in that state. Idaho was a new state and target market for Manatron Tax. The Company also obtained approval from the State of Idaho for other counties to order off the same RFP that was used for the initial counties. These implementations resulted in approximately $93,000 of revenue recognition for the fourth quarter of fiscal 2005.

The Company also made additional progress within its core Ohio market during the fourth quarter of fiscal 2005 which resulted in the recognition of approximately $945,000 of license and service revenue. Implementations of the Company's Tax and CAMA software began in Champaign County and Mahoning County during the second quarter of fiscal 2005 and in Belmont County and Wood County during the third quarter of fiscal 2005. Progress also continued in Delaware on Cuyahoga and Hamilton Counties throughout fiscal 2005.

Appraisal services revenues increased by $464,000 to $2.1 million for the three months and by $591,000 to $8.3 million for the year ended April 30, 2005, versus the three months and year ended April 30, 2004. The fiscal 2004 annual amount included $418,000 of non-recurring appraisal services revenues related to the settlement of the Allegheny County lawsuit. When this non-recurring event was excluded, the increase in revenue for fiscal 2005 would have been even greater.

The increase in software license and professional service revenues noted above for fiscal 2005, were partially offset by the following items: First, the Company completed the divestiture of its Judicial product line effective May 31, 2004. This followed the divestiture of the Financial product line effective May 29, 2003. These divestitures negatively impacted revenues for the three months and year ended April 30, 2005 by approximately $577,000 and $2.1 million, respectively. The fiscal 2004 fourth quarter included $594,000 of revenue associated with these product lines, while the fiscal 2005 fourth quarter only included $17,000 of revenue. The year ended April 30, 2004 included $2.4 million of revenue associated with these product lines, while the year ended April 30, 2005 only included $300,000. These divestitures did however result in substantial one-time gains of $2.2 million and $4.0 million for the years ended April 30, 2005 and 2004, respectively.

Second, hardware and third-party software sales increased by $105,000 for the three months ended April 30, 2005, but decreased by $321,000 for the year ended April 30, 2005, compared to the three months and year ended April 30, 2004. Hardware and third-party software sales totaled $373,000 and $1.2 million for the three months and year ended April 30, 2005, respectively, and $268,000 and $1.5 million for the three months and year ended April 30, 2004, respectively. The increase in the fourth quarter over the prior year was primarily due to the timing of several contract renewals within the Illinois market, which included new hardware and hardware upgrades.

Third, the Company had been working as a subcontractor for Unisys for over a year to develop and implement a new Property Tax solution for the City of Baltimore. This was a multi-year project valued at approximately $5 million. The City identified a number of new requirements for the software just prior to the scheduled "go live" date in June 2004, which impacted the project. While the Company utilized the percentage of completion method to recognize revenue on this project, the "go live" date was a major milestone that would have triggered the recognition of additional revenue. As a result, no revenue was recognized on this project during the third or fourth quarters of fiscal 2005 and only approximately $800,000 was recognized during fiscal 2005. The Company has been working through change orders with Unisys and the City for these additional requirements.

Despite the improvements in software license fees and related professional service revenues during the second half of fiscal 2005, total net revenues for the year were still below the Company's expectations. While proposal activity appeared to be increasing, sales for fiscal 2005 decreased to $20.2 million from $28.1 million for fiscal 2004. Much of this decrease was due to the cyclicality of appraisal services in Ohio as sales of software, hardware and related services were $17.3 million in fiscal 2005, compared to $18.8 million in fiscal 2004. More importantly, of the $17.3 million in software, hardware and related services that was signed during fiscal 2005, $11.6 million or 67% of this amount was to new clients. Historically, the majority of the Company's sales had been to existing clients.

The Company's backlog for software and related services decreased slightly from $15.9 million at April 30, 2004 to $15.6 million as of April 30, 2005. The backlog for appraisal services decreased from $13.0 million at April 30, 2004 to $7.9 as of April 30, 2005, due to the cyclicality of this business. As of April 30, 2005, recurring revenues stood at $16.4 million on an annualized basis or approximately 41% of total revenues.

Cost of revenues increased by 18.7% from $5.3 million to $6.3 million for the three months ended April 30, 2005 and by 9.4% from $20.7 million to $22.6 million for the year ended April 30, 2005, compared to the three months and year ended April 30, 2004, respectively. Costs associated with employees who left in connection with the Judicial and Financial product line divestitures noted previously were lower. In addition, costs of hardware and third-party software sales were also lower due to the decrease in the associated revenues. However, these reductions were offset by additional costs of revenues related to project managers and other personnel who were hired during fiscal 2005 to work on many of the significant projects signed prior to April 30, 2005. Secondly, salaries and benefits for customer service personnel increased over fiscal 2004, primarily due to annual raises and bonuses. Thirdly, the Company had to utilize subcontractors to assist with the execution of the Baltimore project, which contributed to significant cost overruns on that contract. Finally, software amortization expense increased due to the Company's investments in its GRM® suite of software and was $1.5 million for fiscal 2005 versus $1.2 million for fiscal 2004.

As a result of the increased cost of revenues, the Company's gross profit margin decreased to 47.0% for the three months ended April 30, 2005, compared to 53.4% for the three months ended April 30, 2004. Gross margins decreased to 43.6% for the year ended April 30, 2005, versus 46.2% for the year ended April 30, 2004. Fiscal 2004 included $418,000 of revenue with no associated cost related to the Allegheny settlement. Excluding this non-recurring item, the Company's gross profit margin for fiscal 2004 was 45.6%.

Selling, general and administrative expenses decreased slightly to $4.4 million for the three months ended April 30, 2005 from $4.5 million for the three months ended April 30, 2004. These costs increased by approximately 8.2% or $1.2 million to $16.2 million for the year ended April 30, 2005, versus the year ended April 30, 2004. The increase over the prior year was directly related to the Company's additional investment in its sales, marketing and product development activities. There were several new roles created during fiscal 2004 and 2005 within these areas, which resulted in additional salaries and benefits for the year ended April 30, 2005.

Sales and marketing expenditures for fiscal 2005 also increased over fiscal 2004 as the Company invested in its new branding strategy, which primarily focused on positioning the Company as a single entity with national expertise in the GRM® market. The first quarter of fiscal 2005 included additional costs for attendance and participation in the NACO (National Association of County Officials) and NACTFO (National Association of County Treasurers and Finance Officers) conferences in Phoenix. The second quarter included additional costs for the IAAO (International Association of Assessment Officers) conference in Boston. The Company unveiled its new strategy at these conferences. Included in these amounts was the cost of new trade show booths, a new company logo, additional marketing materials and an update to the Company's website.

Administrative expenses increased as bad debt expense grew by $348,000 to $34,000 for the year ended April 30, 2005 compared to the year ended April 30, 2004. For fiscal 2004, bad debt expense was a credit as it included approximately $334,000 of recoveries associated with the Allegheny lawsuit settlement.

The Company reported income from operations of approximately $1.1 million for the three months and $1.3 million for the year ended April 30, 2005, compared to operating income of $1.6 million and $2.8 million for the three and twelve months ended April 30, 2004. Operating income for fiscal 2004 included a non-recurring favorable settlement from the Allegheny County lawsuit in the amount of $752,000.

The Company recorded non-recurring gains of $2.2 million and $4.0 million for the years ended April 30, 2005 and 2004, respectively, on the sale of its Judicial and Financial product lines.

Net other income for the three months and year ended April 30, 2005 was $85,000 and $274,000, respectively. These amounts are comparable to the $69,000 and $261,000 of net other income reported for the three months and year ended April 30, 2004.

The Company's provision for income taxes generally fluctuates with the level of pretax income. The effective tax rate was 40.4% and 38.5% for the three months and year ended April 30, 2005, respectively, compared to 40.3% and 34.7% for the three months and year ended April 30, 2004, respectively. The increase in the provision for the year ended April 30, 2005 was due to the inclusion of state tax expense for that year within the income tax provision, which was not the case in fiscal 2004. In addition, the prior year provision also included a non-recurring favorable adjustment related to the Company's deferred state tax assets, which lowered the effective tax rate.

The Company reported net income of $721,000 or $0.16 per diluted share for the three months ended April 30, 2005, compared to net income of $989,000 or $0.23 per diluted share for the three months ended April 30, 2004. Net income was $2.4 million or $0.53 per diluted share for the year ended April 30, 2005, and included an after-tax non-recurring gain of $1.4 million (using an effective tax rate of 38.5%) or $0.31 per diluted share related to the sale of the Company's Judicial product line in May 2004. Net income was $4.6 million or $1.06 per diluted share for the year ended April 30, 2004, and included an after-tax non-recurring gain of $2.6 million (using an effective tax rate of 34.7%) or $0.60 per diluted share related to the sale of the Company's

Financial product line in May 2003. In addition, the year ended April 30, 2004 included $752,000 of operating income related to the settlement of the Allegheny lawsuit. This non-recurring settlement positively impacted the prior year net income by $491,000 (using an effective tax rate of 34.7%) or $0.11 per diluted share.

Diluted weighted average outstanding common shares increased by approximately 129,000 and 134,000 shares for the three months and year ended April 30, 2005, respectively, over the three months and year ended April 30, 2004. These increases were primarily due to the issuance of shares in connection with the Company's Stock Plans and the exercise of stock options.

QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly financial data for the last eight quarters:

| | Fiscal 2006 | | | | Fiscal 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| For the quarter ended: | April 30, 2006 | January 31, 2006 | October 31, 2005 | July 31, 2005 | April 30, 2005 | January 31, 2005 | October 31, 2004 | July 31, 2004 |
| Net revenues | $9,909,583 | $ 8,024,451 | $ 9,017,210 | $ 9,373,152 | $11,799,340 | $10,355,681 | $9,331,035 | $8,668,769 |
| Gross profit | 3,113,652 | 2,165,583 | 3,133,406 | 2,716,915 | 5,543,654 | 4,659,244 | 3,904,525 | 3,404,847 |
| Income (loss) from operations | (2,272,077) | (2,202,440) | (1,153,468) | (1,266,837) | 1,123,838 | 761,710 | (18,354) | (531,532) |
| Net income (loss) | (1,578,432) | (1,332,227) | (668,121) | (737,879) | 720,597 | 511,890 | 22,184 | 1,110,983 |
| Basic earnings (loss) per share | (.33) | (.31) | (.15) | (.17) | .17 | .12 | .01 | .27 |
| Diluted earnings (loss) per share | (.33) | (.31) | (.15) | (.17) | .16 | .12 | .00 | .25 |
| At quarter end: | | | | | | | | |
| Cash and short-term investments | 4,209,831 | 3,813,453 | 4,350,248 | 6,246,186 | 8,444,195 | 7,894,593 | 7,413,252 | 10,978,583 |
| Total assets | 44,421,964 | 38,260,758 | 33,250,728 | 35,504,209 | 37,801,200 | 37,030,980 | 31,683,363 | 33,116,757 |
| Shareholders' equity | 23,042,801 | 21,310,366 | 22,476,601 | 23,174,761 | 23,640,545 | 22,354,553 | 21,716,866 | 21,552,735 |
| Book value per share* | 4.53 | 4.70 | 4.97 | 5.13 | 5.28 | 5.09 | 4.96 | 5.02 |

*Book value per share was calculated by dividing total shareholders' equity by the total shares outstanding at the end of the respective periods.

FINANCIAL CONDITION AND LIQUIDITY

Working capital of $4.7 million at April 30, 2006 decreased by 63.3% compared to the $12.8 million that was reported at April 30, 2005. These levels reflect current ratios of 1.25 and 2.00, respectively. The decrease in both working capital and the current ratio is primarily due to the loss reported for the twelve months ended April 30, 2006 as well as the acquisition of ASIX and Plexis during fiscal 2006.

Shareholders' equity at April 30, 2006 decreased by $598,000 to $23.0 million from the balance reported at April 30, 2005. This was due to the net loss reported for fiscal 2006 of $4.3 million and the repurchase of 31,000 shares of Company stock totaling $268,000. These decreases were offset by $659,000 related to the issuance of 199,000 shares of Company stock under stock purchase plans including the associated tax benefit from option exercises, $447,000 of deferred compensation expense and $2.9 million of stock issued in connection with the ASIX acquisition. Book value per share decreased to $4.53 as of April 30, 2006, from $5.28 as of April 30, 2005. Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.

Net capital expenditures decreased by approximately $395,000 to $473,000 for the fiscal year ended April 30, 2006, compared to $868,000 for the prior fiscal year. The decrease relates to the fact that the prior year included costs associated with the relocation of the Company's web farm from Dayton, Ohio to Tampa, Florida. This relocation resulted in an upgrade to state-of-the-art facilities for the Company's web farm, as well as significant improvements in physical security, uninterruptible and redundant power supplies, and enhanced fire suppression. In addition, the Company purchased approximately $98,000 of appraisal-related course curriculums and materials in connection with the hiring of a key product management resource during the prior fiscal year. The remaining expenditures, as well as prior year expenditures, primarily related to purchases or upgrades of computer hardware and software used by the Company's development and support personnel.

The Company has continued to invest significantly in its new GRM® software suite, as well as its other software products in Indiana, Ohio and Florida. Total research and development costs included in expense were $2.4 million and $8.9 million for the fourth quarter and year ended April 30, 2006, respectively, compared to $2.2 million and $7.8 million of research and development costs included in expense for the respective prior year periods. These amounts include $436,000 and $1.7 million of software amortization expense for the fourth quarter and year ended April 30, 2006, respectively, and $440,000 and $1.5 million of amortization expense for the fourth quarter and year ended April 30, 2005, respectively. Software amortization expense is included in cost of sales. In addition, the Company capitalized approximately $354,000 and $1.6 million of development cost for the fourth quarter and year ended April 30, 2006 compared to $714,000 and $2.1 million for the respective prior year periods.

The Company has applied for patents on its iFramework toolset, which provides a shared technical platform for all Manatron software in the GRM® suite and is being built on Microsoft's .NET Framework. A major goal is to produce a feature-rich suite of software that can be deployed across the Company's entire client-base and into new geography. The Company has proven that this can be done with its CAMA software which is running in approximately 300 jurisdictions in over 20 states. Manatron's GRM® system has been implemented in Gwinnett County, Georgia; Kenai, Alaska and Payette County, Idaho. GRM® implementations are currently in process in the City of Virginia Beach, Virginia; Washoe County, Nevada; Horry County, South Carolina; Williamson, Tennessee and the states of Idaho, Minnesota and Arizona. The iFramework toolset will allow the software to be more easily modified to include additional jurisdictions as the Company enters new markets. A successful delivery of this GRM® software and concept starting with Gwinnett County, Georgia will allow the Company to leverage these significant investments across a broader base.

Since the Company's revenues are generated from contracts with local governmental entities, it is not uncommon for certain of its accounts receivable to remain outstanding for approximately three to four months, thereby having a negative impact upon cash flow.

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank provided the Company with a $6 million revolving line of credit. The Company's borrowing limit was no longer limited based on the ratio of the Company's funded debt to EBITDA, as was the case under the previous credit agreement. Any principal outstanding under the Credit Agreement would bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement was unsecured and terminated on August 1, 2007, the date on which payment of any amounts owing under it were due. The Credit Agreement contained standard events of default and affirmative and negative covenants, which included the maintenance of financial ratios based on the Company's tangible-net-worth and debt, as well as on its current assets and liabilities. As of April 30, 2005 and 2004, the Company had no borrowings outstanding under either credit agreement. As a result of the ASIX acquisition, the Company was in violation of its debt covenants at April 30, 2006. However, the Company obtained a waiver from the bank and the full $6 million line of credit was available as of April 30, 2006.

Effective June 29, 2006, the Company amended its Revolving Credit Agreement with Comerica Bank. The amendment allows the Company to borrow up to $10,000,000 through April 1, 2007, after which point the amount available shall be reduced to $8,000,000. In addition, the Company's debt covenants have been revised to account for its financial structure subsequent to the ASIX acquisition. As of April 30, 2006 and June 29, 2006, the Company had no borrowings outstanding under this credit agreement.

The fourth quarter of fiscal 2006 was the Company's 19th consecutive quarter with no bank debt. However, the Company has executed several seller financed notes payable in connection with its recent acquisitions of VisiCraft, Plexis and ASIX with the following maturities:

| | Fiscal 2007 | Fiscal 2008 | Fiscal 2009 | Fiscal 2010 |
|---|---|---|---|---|
| VisiCraft Systems, Inc. | $ 300,000 | $ 300,000 | $234,228 | $ — |
| Plexis Group | 200,000 | 200,000 | — | — |
| ASIX Inc. | 2,200,000 | 1,200,000 | 200,000 | 200,000 |
| Total | $2,700,000 | $1,700,000 | $434,228 | $200,000 |

The Company's cash and investment balances decreased by approximately $4.2 million during the year ended April 30, 2006, which is primarily due to the significant investments the Company is making in its software, new business and acquisition strategies. The Company anticipates that the line of credit, together with existing cash and short-term investments of approximately $4.2 million, and cash generated from future operations, will be sufficient for the Company to meet its working capital requirements for the foreseeable future.

On September 7, 2005, the Board of Directors authorized the Company to repurchase up to $1 million of the Company's common stock over the subsequent 12 months. This was essentially a renewal of the one-year repurchase program for $500,000 of the Company's common stock, which was approved on October 14, 2004. The Company repurchased 20,000 shares at an average price of $8.31 per share, totaling $166,200 during the year ended April 30, 2006. In addition, the Company had previously repurchased 7,000 shares on the open market under the prior program at an average price of $8.00 per share for $56,000 during fiscal 2005.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002, for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2006, 2005 and 2004 was approximately $55,000, $47,000 and $36,000, respectively. As of April 30, 2006, 2005 and 2004, the total value of vested participant contributions was approximately $174,000, $118,000 and $61,000, respectively.

The following table lists the Company's significant contractual obligations as of April 30, 2006, including the payments due by period:

| | Total | Less than 1 year | 1–3 years | 3–5 years | More than 5 years |
|---|---|---|---|---|---|
| Operating leases | $1,857,000 | $1,037,000 | $ 616,000 | $204,000 | $— |
| Notes payable | 5,034,228 | 2,700,000 | 2,134,228 | 200,000 | — |
| Total | $6,891,228 | $3,737,000 | $2,750,228 | $404,000 | $— |

The operating leases reported in this table are also reported in the immediately following section entitled "Off-Balance Sheet Arrangements."

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet transactions other than operating leases for real estate. It also is not the Company's policy to issue guarantees to third parties. The Company's future contractual obligations for operating leases with initial terms greater than one year are summarized as follows for the next five fiscal years ended April 30:

| 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| $1,037,000 | $473,000 | $143,000 | $124,000 | $80,000 |

The Company cannot precisely determine the effect of inflation on its business. The Company continues, however, to experience relatively stable costs for its inventory and equipment as the computer hardware market is very competitive. The Company anticipates that inflationary price increases related to labor and overhead will have a negative effect on cash flow and net income to the extent that the increases cannot be offset through improved productivity and price increases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is a potential change in interest rates in connection with its outstanding line of credit. As of April 30, 2006, there were no borrowings outstanding under this line of credit. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements.

## { Consolidated Balance Sheet }

| As of April 30, | 2006 | 2005 |
|---|---|---|
| Assets | | |
| Current Assets: | | |
| Cash and equivalents | $ 4,209,831 | $ 8,444,195 |
| Accounts receivable less allowances of $503,000 and $593,000 at April 30, 2006 and 2005, respectively | 7,556,313 | 6,387,440 |
| Income tax receivable | 2,182,248 | 659,736 |
| Revenues earned in excess of billings and retainages | 6,151,346 | 6,596,025 |
| Unbilled retainages on long-term contracts | 1,105,320 | 1,349,371 |
| Notes receivable | 450,565 | 339,958 |
| Inventories | 146,800 | 198,995 |
| Deferred tax assets | 1,153,651 | 901,000 |
| Other current assets | 485,525 | 706,000 |
| Total current assets | 23,441,599 | 25,582,720 |
| Net Property and Equipment | 2,618,588 | 2,882,004 |
| Other Assets: | | |
| Notes receivable, less current portions | 272,261 | 280,227 |
| Computer software development costs, net of accumulated amortization | 2,610,216 | 2,760,762 |
| Goodwill | 12,022,385 | 4,886,676 |
| Intangible assets, net of accumulated amortization | 3,202,935 | 1,243,903 |
| Other, net | 253,980 | 164,908 |
| Total other assets | 18,361,777 | 9,336,476 |
| | $44,421,964 | $37,801,200 |
| Liabilities and Shareholders' Equity | | |
| Current Liabilities: | | |
| Accounts payable | $ 898,301 | $ 781,110 |
| Current portion of note payable | 2,700,000 | 300,000 |
| Billings in excess of revenues earned | 3,373,271 | 2,445,813 |
| Billings for future services | 8,369,114 | 6,020,275 |
| Accrued liabilities: | | |
| Payroll and employee benefits | 2,343,364 | 2,726,975 |
| Income taxes | — | 31,236 |
| Other | 1,075,922 | 509,560 |
| Total current liabilities | 18,759,972 | 12,814,969 |
| Deferred Income Taxes | 284,963 | 538,000 |
| Long-Term Portion of Note Payable | 2,334,228 | 807,686 |
| Shareholders' Equity: | | |
| Preferred stock, no par value, 2,000,000 shares authorized, none issued | — | — |
| Common stock, no par value, 7,500,000 shares authorized, 5,083,796 and 4,478,787 shares issued and outstanding at April 30, 2006 and 2005 | 17,933,574 | 14,321,184 |
| Retained earnings | 6,504,318 | 10,820,977 |
| Deferred compensation | (1,395,091) | (1,501,616) |
| Total shareholders' equity | 23,042,801 | 23,640,545 |
| | $44,421,964 | $37,801,200 |

The accompanying consolidated notes are an integral part of these balance sheets.

| For the Years Ended April 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net Revenues: | | | |
| Professional and mass appraisal services | $32,181,766 | $32,100,711 | $31,413,303 |
| Software licenses | 3,158,137 | 6,767,204 | 5,429,175 |
| Hardware and supply sales | 984,493 | 1,286,910 | 1,612,818 |
| Total net revenues | 36,324,396 | 40,154,825 | 38,455,296 |
| Cost of Revenues: | | | |
| Professional and mass appraisal services | 22,551,067 | 19,863,126 | 17,844,704 |
| Software licenses | 1,884,839 | 1,816,700 | 1,593,985 |
| Hardware and supply sales | 758,934 | 962,729 | 1,267,067 |
| Total cost of revenues | 25,194,840 | 22,642,555 | 20,705,756 |
| Gross profit | 11,129,556 | 17,512,270 | 17,749,540 |
| Selling, General and Administrative Expenses | 17,491,957 | 16,176,608 | 14,954,741 |
| Restructuring Charge (See Note 11) | (532,421) | — | — |
| Income (loss) from operations | (6,894,822) | 1,335,662 | 2,794,799 |
| Gain on Sales (See Note 9) | — | 2,237,157 | 3,962,148 |
| Other Income, Net | 177,908 | 273,835 | 260,758 |
| Income (loss) before provision (credit) for income taxes | (6,716,914) | 3,846,654 | 7,017,705 |
| Provision (Credit) for Income Taxes | (2,400,255) | 1,481,000 | 2,432,000 |
| Net Income (Loss) | $ (4,316,659) | $ 2,365,654 | $ 4,585,705 |
| Basic Earnings (Loss) Per Share | $ (.97) | $ .57 | $ 1.15 |
| Diluted Earnings (Loss) Per Share | $ (.97) | $ .53 | $ 1.06 |

The accompanying consolidated notes are an integral part of these statements.

{ Consolidated Statements of Shareholders' Equity }

| For the Years Ended April 30, 2006, 2005 and 2004 | Common Stock | Common Stock Pending Issuance | Retained Earnings | Deferred Compensation | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance at April 30, 2003 | $11,130,096 | $ 924,350 | $ 3,869,618 | $ (873,482) | $15,050,582 |
| Net income | — | — | 4,585,705 | — | 4,585,705 |
| Repurchase of 17,450 shares by the Company | (118,146) | — | — | — | (118,146) |
| Issuance of 76,806 shares under employee stock plans and tax benefit from stock option exercises | 1,042,251 | — | — | (643,791) | 398,460 |
| Amortization of deferred compensation | — | — | — | 379,352 | 379,352 |
| Issuance of 133,000 shares related to ProVal acquisition | 924,350 | (924,350) | — | — | — |
| Balance at April 30, 2004 | 12,978,551 | — | 8,455,323 | (1,137,921) | 20,295,953 |
| Net income | — | — | 2,365,654 | — | 2,365,654 |
| Repurchase of 14,612 shares by the Company | (118,466) | — | — | — | (118,466) |
| Issuance of 219,089 shares under employee stock plans and tax benefit from stock option exercises | 1,461,099 | — | — | (737,930) | 723,169 |
| Amortization of deferred compensation | — | — | — | 374,235 | 374,235 |
| Balance at April 30, 2005 | 14,321,184 | — | 10,820,977 | (1,501,616) | 23,640,545 |
| Net loss | — | — | (4,316,659) | — | (4,316,659) |
| Repurchase of 30,478 shares by the Company | (268,490) | — | — | — | (268,490) |
| Issuance of 198,987 shares under employee stock plans and tax benefit from stock option exercises | 998,880 | — | — | (340,206) | 658,674 |
| Issuance of 436,500 shares in connection with the acquisition of ASIX Inc. (see Note 10) | 2,882,000 | — | — | — | 2,882,000 |
| Amortization of deferred compensation | — | — | — | 446,731 | 446,731 |
| Balance at April 30, 2006 | $17,933,574 | $ — | $ 6,504,318 | $(1,395,091) | $23,042,801 |

The accompanying consolidated notes are an integral part of these statements.

## { Consolidated Statements of Cash Flows }

| For the Years Ended April 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income (loss) | $(4,316,659) | $ 2,365,654 | $ 4,585,705 |
| Adjustments to reconcile net income (loss) to net cash and equivalents used for operating activities: | | | |
| Gain on sale of product lines (see Note 9) | — | (2,237,157) | (3,962,148) |
| Loss (gain) on sale of assets | (9,998) | 15,132 | — |
| Amortization expense | 2,414,563 | 1,743,357 | 1,159,079 |
| Depreciation expense | 816,566 | 810,741 | 796,699 |
| Deferred income tax expense | (505,688) | 305,000 | 733,512 |
| Amortization of deferred compensation | 446,731 | 374,235 | 379,352 |
| Decrease (increase) in current assets: | | | |
| Accounts and notes receivable | (166,582) | 236,716 | 185,952 |
| Federal income tax receivable | (1,522,512) | 229,207 | (888,943) |
| Revenues earned in excess of billings and retainages and unbilled retainages on long-term contracts | 860,655 | (5,091,438) | (1,176,618) |
| Inventories | 52,195 | (2,035) | 79,630 |
| Other current assets | 245,621 | (335,975) | (102,238) |
| Increase (decrease) in current liabilities: | | | |
| Accounts payable and accrued liabilities | (436,404) | 562,845 | (1,228,521) |
| Billings in excess of revenues earned on long-term contracts | 760,536 | 707,349 | (1,347,908) |
| Billings for future services | 827,377 | (595,031) | (748,715) |
| Tax benefit from stock option exercises | 93,203 | 102,495 | 21,745 |
| Net cash and equivalents used for operating activities | (440,396) | (808,905) | (1,513,417) |
| Cash Flows from Investing Activities: | | | |
| Proceeds from sale of product lines (see Note 9) | $ — | $ 1,748,887 | $ 3,451,491 |
| Proceeds from sale of property and equipment | 32,471 | 4,700 | 26,043 |
| Acquisition of businesses, net (see Note 10) | (1,592,405) | (284,868) | — |
| Purchase of short-term investments | — | — | (1,350,000) |
| Maturity of short-term investments | — | 1,350,000 | 1,000,000 |
| Additions to property and equipment | (473,448) | (868,174) | (709,370) |
| Computer software development costs | (1,562,846) | (2,077,302) | (1,615,158) |
| Decrease (increase) in other assets | (164,580) | 105,403 | (122,766) |
| Net cash and equivalents provided by (used for) investing activities | (3,760,808) | (21,354) | 680,240 |
| Cash Flows from Financing Activities: | | | |
| Issuance of common stock, net | $ 535,330 | $ 617,550 | $ 377,528 |
| Repurchases of common stock | (268,490) | (118,466) | (118,146) |
| Payment on notes payable | (300,000) | — | — |
| Net cash and equivalents provided by (used for) financing activities | (33,160) | 499,084 | 259,382 |
| *Cash and Equivalents:* | | | |
| Decrease | $(4,234,364) | $ (331,175) | $ (573,795) |
| Balance at beginning of year | 8,444,195 | 8,775,370 | 9,349,165 |
| Balance at end of year | $ 4,209,831 | $ 8,444,195 | $ 8,775,370 |
| Supplemental disclosures of cash flow information | | | |
| Income taxes paid | $ 44,850 | $ 1,340,500 | $ 2,925,300 |
| Interest paid[1] | $ 25,000 | $ — | $ — |
| Non-cash investing activities | | | |
| Issuance of notes payable related to acquisition of businesses | $ 4,200,000 | $ 1,107,686 | $ — |
| Issuance of restricted stock related to acquisition of business | $ 2,882,000 | $ — | $ — |

(1) These amounts relate to cash interest paid associated with seller financed notes relating to the ASIX and Plexis acquisitions.

The accompanying consolidated notes are an integral part of these statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### The Company

Manatron, Inc. and its subsidiary (the "Company" or "Manatron") designs, develops, markets, installs, and supports a suite of integrated property tax billing and collection, assessment, deed recording, mapping (GIS) and eGovernment application software products for county, city, and municipal governments across North America. The Company's business is primarily focused on providing this software and related services to enable local governments to completely, fairly and efficiently assess real and personal property, as well as bill and collect the related taxes from its constituents. Manatron's products support the back-office processes for these government agencies and also facilitate the "Virtual Courthouse" by providing Internet access to information or by processing transactions over the Internet, such as the payment of property taxes, for industry professionals and the public. The Company also provides mass appraisal services, assessing residential, commercial, and other types of properties to ensure updated and equitable property valuations.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Manatron, Inc., and its wholly-owned subsidiary, Manatron ASIX Corporation, from the acquisition date of February 1, 2006 forward. All significant inter-company accounts and transactions have been eliminated.

The Company's wholly-owned subsidiary, Manatron ProVal Corporation, was merged into Manatron, Inc., effective December 31, 2003, to simplify the Company's organizational structure.

### Revenue Recognition

The Company enters into contracts with customers to sell application software; third-party software; hardware; services, such as installation, training, project management and conversion; and post-contract support and maintenance ("PCS"). The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total contract amount among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a contract, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered element based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software contracts involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these contracts, software revenue is recognized when installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, and rights to unspecified upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for future services, as reflected in the accompanying balance sheets, includes PCS and services that have been billed to the customer in advance of performance.

For contracts that include significant customization or modification of the software, or where software services are otherwise considered essential, revenue is recognized using contract accounting. Revenue from these contracts is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2006 and 2005, the reserves for contract losses, as well as billed retainages outstanding, associated with revenue that has been recognized, were $979,000 and $379,000, respectively. The Company reports revenues earned in excess of billings and retainages and billings in excess of revenues earned for contracts in process at the end of each reporting period in the accompanying balance sheets.

For its real estate appraisal projects, the Company recognizes revenue using the proportional performance method. The Company believes that each of its projects results in one ultimate deliverable, the appraised values of all properties defined within a given contract; many of these projects are implemented over a one to three-year period. Under this method of revenue recognition, the Company identifies each activity for the appraisal project, with a typical project generally calling for planning, data collection, data verification, data input, project management, abstracts and hearings. The costs for these activities are determined and the total contract value is then allocated to each activity based on the proportion of the budgeted cost for a given activity divided by the total budgeted cost for a project. Revenue recognition occurs for each activity based upon the proportional performance method, driven primarily by output measures such as parcels or hearings complete. Actual costs are expensed in the period in which they occur.

Reserves for doubtful accounts receivable and reserves for revenues earned in excess of billings and unbilled retainages are established based on the Company's collection history and other known risks associated with the related contracts. The Company's contracts do not typically contain a right of return and as such, as of April 30, 2006 and 2005, the Company had no reserve for returns.

Notes receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, since the contract terms are fixed and determinable, and the Company has a long standing history of collecting on the notes under the original payment terms without providing concessions. Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." However, the Company's leasing activities are not a significant part of its business activities and are not material to the financial statements.

Cash and Equivalents

Cash and equivalents of $4,209,831 and $8,444,195 at April 30, 2006 and 2005, respectively, consisted of money market funds and short-term time deposits with maturities of 90 days or less.

Accounts Receivable Allowances

Accounts receivable allowances are based on known customer exposures, historical experience and the specific identification of potentially uncollectible accounts. In addition to known or judgmental components, a policy that consistently applies reserve rates based on the age of outstanding accounts receivable is followed. Actual collections may differ, requiring adjustments to the reserves. Individual accounts receivable balances are evaluated on a quarterly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Net bad debt expense (recovery) amounted to approximately $97,000, $34,000 and ($313,000) for fiscal 2006, 2005 and 2004, respectively.

Inventories

The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company's inventories consist of the following at April 30:

| | 2006 | 2005 |
|---|---|---|
| Computer hardware and repair parts | $ 28,548 | $ 51,054 |
| Data processing supplies and purchased software products | 118,252 | 147,941 |
| | $146,800 | $198,995 |

Property and Equipment

Additions to property and equipment are recorded at cost. Net property and equipment consists of the following at April 30:

| | 2006 | 2005 |
|---|---|---|
| Building and improvements | $ 2,089,633 | $ 2,031,833 |
| Furniture and fixtures | 872,093 | 833,156 |
| Equipment and software | 4,338,113 | 6,133,147 |
| Vehicles | 223,786 | 182,038 |
| | 7,523,625 | 9,180,174 |
| Less—Accumulated depreciation | (4,905,037) | (6,298,170) |
| | $ 2,618,588 | $ 2,882,004 |

Depreciation of property and equipment is computed over the estimated useful lives of the related assets using the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are capitalized and depreciated over the life of the related lease or the estimated useful life, whichever is shorter. Maintenance and repair costs that do not add to the economic useful lives of the related assets are expensed as incurred. Depreciation expense was approximately $817,000, $811,000 and $797,000 for the years ended April 30, 2006, 2005 and 2004, respectively.

The estimated useful lives of the assets used to compute depreciation expense are as follows:

| Asset Description | Years |
|---|---|
| Building and improvements | 5–20 |
| Furniture and fixtures | 4–7 |
| Equipment and software | 3–7 |
| Vehicles | 3 |

### Software Development Costs

The Company's research and development expenditures relate primarily to computer systems design, development and testing. Software development costs included in expense in the accompanying statements of operation were approximately $8.9 million, $7.8 million and $6.4 million for fiscal 2006, 2005 and 2004, respectively. These amounts include the annual amortization expense associated with capitalized software.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," which requires capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized approximately $1,563,000, $2,077,000 and $1,615,000 of computer software development costs during fiscal 2006, 2005 and 2004, respectively.

Amortization of software development costs is computed using the greater of the straight-line or unit cost method. While the product life-cycles historically have been in excess of ten years for local governments, the Company utilizes a three-year life due to the rapid pace at which technology has been changing. Accumulated amortization was approximately $11,964,000 and $10,251,000 as of April 30, 2006 and 2005, respectively. Amortization expense was approximately $1,713,000, $1,519,000 and $1,159,000, for fiscal 2006, 2005 and 2004, respectively, and is included in cost of revenues in the accompanying statements of operation.

### Business Reportable Segments

Although the Company has a number of product lines, separate segment data has not been presented as the product lines meet the criteria for aggregation as permitted by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information."

### Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding and all potentially dilutive common shares. Potentially dilutive common shares include all shares that may become contractually issuable. For the Company, potentially dilutive common shares primarily are comprised of shares issuable under employee stock plans.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share for each of the fiscal years presented:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Numerators: | | | |
| Net income (loss) | $(4,316,659) | $2,365,654 | $4,585,705 |
| Denominators: | | | |
| Denominator for basic earnings (loss) per share, weighted average outstanding common shares[4] | 4,463,838 | 4,143,173 | 3,997,180 |
| Potentially dilutive common shares | —[1] | 305,623[2] | 318,057[3] |
| Denominator for diluted earnings (loss) per share | 4,463,838 | 4,448,796 | 4,315,237 |
| Earnings (loss) per share | | | |
| Basic | $ (.97) | $ .57 | $ 1.15 |
| Diluted | $ (.97) | $ .53 | $ 1.06 |

(1) Due to the loss reported for the year ended April 30, 2006, there are no potentially diluted shares included in the calculation as the effect would be anti-dilutive. However, had income been reported there would have been an additional 165,159 of potentially dilutive shares for the twelve months ended April 30, 2006.

(2) All options outstanding for the year ended April 30, 2005 have been included within the computation as the exercise prices for all options outstanding are less than the average market price of the common stock.

(3) Options to purchase 25,000 shares of common stock at $8.11 per share were outstanding during the year ended April 30, 2004, but were not included in the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the common stock and would therefore have been anti-dilutive.

(4) These amounts exclude unvested restricted stock, which was 233,975, 253,550 and 209,000 shares for the fiscal years ending April 30, 2006, 2005 and 2004, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees under stock option plans using the intrinsic value method presented in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." As a result, no compensation cost has been recognized with respect to options granted to employees based on their fair value at the measurement date, which is typically the grant date. Had compensation costs for these option grants been recognized in accordance with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been the following pro forma amounts for the fiscal years ended April 30:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net income (loss) as reported: | $(4,316,659) | $2,365,654 | $4,585,705 |
| Compensation expense, net of tax–fair value method | (49,700) | (726,932) | (330,083) |
| Pro forma net income (loss) | $(4,366,359) | $1,638,722 | $4,255,622 |
| Basic earnings (loss) per share: | | | |
| As reported | $ (.97) | $ .57 | $ 1.15 |
| Pro forma | $ (.98) | $ .40 | $ 1.06 |
| Diluted earnings (loss) per share: | | | |
| As reported | $ (.97) | $ .53 | $ 1.06 |
| Pro forma | $ (.98) | $ .37 | $ 1.00 |

In December 2004, the Financial Accounting Standards Board issued a revision of SFAS No. 123, "Share-Based Payment" ("SFAS 123(R)"), which supersedes Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R) a public entity is generally required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first fiscal year beginning after June 15, 2005, which will be the quarter ended July 31, 2006 for the Company. The Company currently discloses the pro forma earnings effects of its stock awards as disclosed above.

On March 17, 2005, in response to the required implementation of SFAS 123(R), the Company accelerated the vesting of its stock options. As a result of the vesting acceleration, approximately 100,000 shares became immediately exercisable and an additional $463,000 of pro forma stock-based employee compensation expense was recognized during the quarter ended April 30, 2005. The Company considered several factors in determining to accelerate the vesting of these options, including the effect on the Company's reported stock option expense in future periods, the comparability of the Company's statements of operations in prior and subsequent periods, and the potential benefit to the Company and its shareholders in retaining the services of affected officers and employees. The Company will continue to evaluate the impact of SFAS 123(R) on any new or unvested awards as of the required implementation date.

The Company did not grant any options during fiscal 2006. The fair value of each option granted in fiscal 2005 and 2004 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | 2005 | 2004 |
|---|---|---|
| Risk Free Interest Rate | 3.71% | 3.28% |
| Expected Life | 5 years | 4.8 years |
| Expected Volatility | 64.76% | 68.55% |
| Expected Dividend Yield | — | — |

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments included in current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to customers with similar credit ratings and remaining maturities. As of April 30, 2006 and 2005, the fair value of the notes receivable approximated the carrying value.

(2) GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective May 1, 2002. SFAS 142 required companies to discontinue amortizing goodwill and certain intangible assets with an indefinite life. Instead, companies are required to review goodwill and intangible assets with an indefinite useful life for impairment at least annually or more frequently if indicators of impairment occur. Both the initial and annual tests in accordance with SFAS 142 have indicated no impairment of goodwill. The Company performs these evaluations annually as of May 1st of each respective year.

Intangible assets and related accumulated amortization consists of the following at April 30:

Gross carrying amount of acquisition intangibles:

| | 2006 | 2005 |
|---|---|---|
| Customer relationships | $2,314,486 | $ 565,486 |
| Purchased technology | 1,286,200 | 603,200 |
| Non-compete | 300,000 | 300,000 |
| Trademark | 131,000 | — |
| | $4,031,686 | $1,468,686 |
| Accumulated amortization | (828,751) | (224,783) |
| Acquisition intangibles, net | $3,202,935 | $1,243,903 |

Total amortization expense for acquisition related intangibles was $701,168 and $224,783 for the years ended April 30, 2006 and 2005, respectively. There was no expense for fiscal 2004. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets as follows:

| | |
|---|---|
| Customer relationships | 5 years |
| Purchased technology | 3–5 years |
| Non-compete | 5 years |
| Trademark | 5 years |

Estimated amortization expense for intangible assets for each of the succeeding five years is as follows:

| | |
|---|---|
| 2007 | $962,172 |
| 2008 | $857,371 |
| 2009 | $512,604 |
| 2010 | $512,604 |
| 2011 | $358,203 |

The changes in the carrying amount of goodwill for the two years ended April 30, 2006 are as follows:

| | |
|---|---|
| Balance as of April 30, 2004 and 2005 | $ 4,886,676 |
| Goodwill acquired during the year associated with the acquisition of Plexis | 555,017 |
| Goodwill acquired during the year associated with the acquisition of ASIX | 6,580,692 |
| Balance as of April 30, 2006 | $12,022,385 |

(3) LINE OF CREDIT AGREEMENT

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank has provided the Company with a $6 million revolving line of credit. Any principal outstanding under the Credit Agreement will bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement is unsecured and terminates on August 1, 2007, the date on which payment of any amounts owing under it are due. The Credit Agreement contains standard events of default and affirmative and negative covenants, which include the maintenance of financial ratios based on the Company's tangible-net-worth and debt, as well as on its current assets and liabilities. As a result of the ASIX acquisition, the Company was in violation of its debt covenants at April 30, 2006. However, the Company obtained a waiver from the bank and the full $6 million line of credit was available as of April 30, 2006.

Subsequent to year end, effective June 29, 2006, the Company amended its Revolving Credit Agreement with Comerica Bank. The amendment allows the Company to borrow up to $10,000,000 through April 1, 2007, after which point the amount available shall be reduced to $8,000,000. In addition, the Company's debt covenants have been revised to reflect its financial structure subsequent to the ASIX acquisition. As of April 30, 2006 and 2005 and June 29, 2006, the Company had no borrowings outstanding under either agreement.

(4) RENTAL COMMITMENTS

The Company leases its regional office space under non-cancelable operating lease agreements with various terms through fiscal 2011. Total rent expense reflected in the accompanying statements of operations was approximately $904,000, $856,000 and

$882,000 for fiscal 2006, 2005 and 2004, respectively. Future minimum rental payments due under these lease agreements are approximately as follows:

| Fiscal Year | Amount |
|---|---|
| 2007 | $1,037,000 |
| 2008 | 473,000 |
| 2009 | 143,000 |
| 2010 | 124,000 |
| 2011 | 80,000 |

(5) INCOME TAXES

The provision (credit) for income taxes for the fiscal years ended April 30, consists of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current | $(1,894,567) | $1,176,000 | $1,698,000 |
| Deferred | (505,688) | 305,000 | 734,000 |
| | $(2,400,255) | $1,481,000 | $2,432,000 |

A reconciliation of the amounts computed by applying the statutory federal income tax rate of 34% to pretax income and the provision (credit) for income taxes as reflected in the accompanying statements of operations for the fiscal years ended April 30, is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Computed tax expense (credit) using the 34% statutory rate | $(2,284,000) | $1,308,000 | $2,386,000 |
| Tax-exempt interest income | (13,000) | (13,000) | (13,000) |
| Non-deductible meals and entertainment | 51,000 | 47,000 | 44,000 |
| State taxes, net of federal tax benefit | (156,000) | 109,000 | 14,000 |
| Other, net | 1,745 | 30,000 | 1,000 |
| | $(2,400,255) | $1,481,000 | $2,432,000 |

The Company also receives an income tax benefit associated with the disqualifying disposition of stock under its stock option plans described in Note 6. These benefits are recorded in shareholders' equity as opposed to the provision for income taxes and totaled approximately $93,000, $102,000 and $22,000 in fiscal 2006, 2005 and 2004, respectively.

The tax effect and type of significant temporary differences that gave rise to the deferred tax assets (liabilities) as of April 30, 2006 and 2005, are approximately as follows:

| | 2006 | 2005 |
|---|---|---|
| Deferred tax assets (liabilities): | | |
| Valuation reserves not currently deductible | $ 204,000 | $ 244,000 |
| Accrued liabilities not currently deductible | 1,036,000 | 627,000 |
| Software development costs expensed for tax purposes | (816,000) | (717,000) |
| Deferred compensation expense | 191,000 | 180,000 |
| Other | 253,688 | 29,000 |
| Net deferred tax asset | $ 868,688 | $ 363,000 |

(6) EMPLOYEE STOCK PLANS

The Company has a number of stock plans that include restricted stock or stock options that were developed to assist the Company in attracting, rewarding, and retaining well-qualified directors, executive personnel, and other key employees. Both restricted stock and stock options are offered as additional incentives to directors, executive officers and other key personnel so that they will contribute to the long-term interests of the Company. The Compensation Committee, a subcommittee of the Board of Directors, has the authority to approve restricted stock grants as well as the vesting schedule. Shares of restricted stock granted to employees typically vest over a three- to five-year period. The weighted average fair value of restricted stock granted in fiscal 2006, 2005 and 2004 was $8.32, $8.35 and $7.49, respectively. When shares are granted, the related expense is reflected as deferred compensation in shareholders' equity in the accompanying balance sheets and is being amortized to expense over the applicable vesting periods. A summary of the restricted stock plans still in effect as of April 30, 2006 is as follows:

| Manatron, Inc. Restricted Stock Plans | Shares Authorized | Shares Issued | Shares Available for Issuance |
|---|---|---|---|
| Manatron, Inc. Restricted Stock Plan of 1987 | 50,000 | 49,700 | 300 |
| Manatron, Inc. 1994 Long-Term Incentive Plan(1) | 50,000 | 47,250 | — |
| Manatron, Inc. Restricted Stock Plan of 1998 | 100,000 | 99,400 | 600 |
| Manatron, Inc. Restricted Stock Plan of 2000 | 100,000 | 95,600 | 4,400 |
| Manatron, Inc. Executive Stock Plan of 2000 | 150,000 | 147,500 | 2,500 |
| Manatron, Inc. Stock Option and Restricted Stock Plan of 2003(2) | 100,000 | 96,000 | 4,000 |
| Manatron, Inc. Stock Option and Restricted Stock Plan of 2004(2) | 100,000 | 11,325 | 88,675 |
| Total | 650,000 | 546,775 | 100,475 |

(1) The Manatron, Inc. 1994 Long-Term Incentive Plan terminated on November 22, 2003, whereby no additional options may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron, Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares to be issued as either options or restricted stock. For tracking purposes, the Company has allocated 100,000 shares each to stock options and restricted stock. However, the Company may reallocate the shares available for future issuance between options and restricted stock at its own discretion.

Stock options issued by the Company must be priced at 100% or greater of the fair market value of the common stock on the grant date. For employees of the Company owning stock with more than 10% of the voting rights, the exercise price of the stock options must be at least 110% of the fair market value of the common stock on the grant date. The aggregate fair market value of options granted to any employee in any calendar year cannot exceed $100,000. The term of each option is determined by the Compensation Committee, not to exceed ten years from the date of grant. If a participant ceases to be employed for any reason other than death, disability or termination for cause, the participant generally may exercise any vested options within ninety days of the termination date. The vesting schedules of stock option grants are at the discretion of the Compensation Committee, but typically range from two to five years. A summary of stock option plans still in effect as of April 30, 2006, and that have been approved by the shareholders, is as follows:

| Manatron, Inc. Stock Option Plans | Options Authorized | Options Exercised | Options Issued and Outstanding | Options Available for Issuance |
|---|---|---|---|---|
| Manatron, Inc. 1989 Stock Option Plan(1) | 111,283 | 66,106 | 36,100 | — |
| Manatron, Inc. 1994 Long-Term Incentive Plan(1) | 205,180 | 130,750 | 60,500 | — |
| Manatron, Inc. 1995 Long-Term Incentive Plan(1) | 500,000 | 441,500 | 37,500 | — |
| Manatron, Inc. Stock Incentive Plan of 1999(2) | 250,000 | 73,700 | 119,100 | 57,200 |
| Manatron, Inc. Executive Stock Plan of 2000 | 150,000 | 25,000 | 100,000 | 25,000 |
| Manatron, Inc. Stock Option and Restricted Stock Plan of 2003(3) | 100,000 | — | 90,000 | 10,000 |
| Manatron, Inc. Stock Option and Restricted Stock Plan of 2004(3) | 100,000 | — | — | 100,000 |
| Total | 1,416,463 | 737,056 | 443,200 | 192,200 |

(1) The Manatron, Inc. 1989 Stock Option Plan, the Manatron, Inc. 1994 Long-Term Incentive Plan and the Manatron, Inc. 1995 Long-Term Incentive Plan terminated on July 19, 1999, November 22, 2003 and July 12, 2005, respectively, whereby no additional options may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron, Inc. Stock Incentive Plan of 1999 authorized 250,000 shares to be issued as either options or restricted stock. The Company has allocated all of these shares to options; however, the Company may reallocate the shares available for issuance to restricted stock at its own discretion.

(3) The Manatron, Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares be issued as either options or restricted stock. For tracking purposes, the Company allocated 100,000 shares each to options and restricted stock. However, the Company may reallocate the shares available for issuance between options and restricted stock at its own discretion.

The Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "Purchase Plan") provides for eligible employees to authorize the Company to withhold up to 10% of their base compensation for the purchase of shares of Manatron common stock. Approximately 42, or 12%, of the Company's employees participated in the Purchase Plan during fiscal 2006. The purchase price for each share is equal to 85% of the market value of the Company's common stock on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 75,000 shares were reserved for issuance under the Purchase Plan. During fiscal 2006, 2005 and 2004, employees purchased 10,812, 7,989 and 9,644 shares, respectively. The weighted average market value of shares purchased was $6.84, $7.55 and $6.48 in fiscal 2006, 2005 and 2004, respectively. As of April 30, 2006, there were 46,555 shares of Company common stock available for purchase under the Purchase Plan. No amounts are charged to expense related to shares purchased under the Purchase Plan. Since the inception of the Company's first stock purchase plan in 1987 and through April 30, 2006, a total of 184,861 shares have been purchased under current and prior stock purchase plans by participants at prices ranging from $1.27 to $8.37 per share.

A summary of the status of all the Company's stock option plans still in effect at April 30, 2006, 2005 and 2004 including changes during the years then ended is presented in the table below.

| | 2006 | | | 2005 | | | 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Exercise Prices | Shares | Weighted Average Exercise Price | Exercise Prices | Shares | Weighted Average Exercise Price | Exercise Prices |
| Outstanding at beginning of year | 594,900 | $ 5.13 | $1.5625–$ 8.33 | 676,850 | $4.74 | $1.5625–$8.11 | 697,552 | $4.85 | $1.5625–$7.00 |
| Granted | — | — | — | 45,000 | $8.33 | $8.33 | 45,000 | $7.73 | $ 7.25–$8.11 |
| Exercised | (148,100) | $ 2.98 | $ 1.625–$ 6.75 | (122,350) | $4.12 | $ 1.625–$7.00 | (58,702) | $4.12 | $ 1.625–$7.00 |
| Forfeited | (600) | $4.625 | $4.625 | (2,600) | $6.11 | $ 3.99–$6.75 | — | — | — |
| Expired | (3,000) | $1.625 | $1.625 | (2,000) | $4.09 | $ 3.00–$5.19 | (7,000) | $6.14 | $ 4.625–$6.75 |
| Outstanding at end of year | 443,200 | $ 5.89 | $1.5625–$ 8.33 | 594,900 | $5.13 | $1.5625–$8.33 | 676,850 | $4.74 | $1.5625–$8.11 |
| Exercisable at end of year | 443,200 | $ 5.89 | $1.5625–$ 8.33 | 586,004 | $5.22 | | 535,850 | $4.38 | |
| Weighted average of fair value of options granted during the fiscal year | | NA | | | $4.78 | | | $4.52 | |

A summary of the required information for options outstanding and exercisable under the Company's stock option plans at April 30, 2006 at various price ranges is as follows:

| | Outstanding and Exercisable Options | | |
|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Life (Years) | Weighted Average Exercise Price |
| $1.56–$2.50 | 26,500 | 1.17 | $1.84 |
| $2.51–$4.00 | 52,000 | 5.11 | $3.25 |
| $4.01–$5.25 | 62,800 | 5.00 | $4.38 |
| $5.26–$6.75 | 171,900 | 4.18 | $6.51 |
| $6.76–$8.33 | 130,000 | 6.40 | $7.67 |

(7) EMPLOYEE BENEFIT PLANS

The Company's retirement plan consists of an Employee Stock Ownership Plan ("ESOP"), profit sharing, and 401(k) plan covering substantially all of its employees. Company contributions to the profit sharing plan, which are subject to the discretion of the Board of Directors, were essentially discontinued when the ESOP component of the retirement plan was added in 1995. Accordingly, no profit sharing contributions were approved for the years ended April 30, 2006, 2005 and 2004.

The Board of Directors approved an additional discretionary contribution of approximately $50,000 of Company common stock to the ESOP for the fiscal year ended April 30, 2004. This contribution was allocated to the plan's participants based on each participant's compensation for the plan year in proportion to the total compensation paid to all eligible participants for the plan year. The fiscal 2004 amount was used to purchase 5,945 shares that were allocated to ESOP participants at December 31, 2004. The Company's Board of Directors did approve a contribution for the year ended April 30, 2005, however due to the Company's poor financial results for the current year, no contribution was made. The Board of Directors has not approved a contribution for the year ended April 30, 2006. As of December 31, 2005, there were 149,465 shares of the Company's stock held within the ESOP Plan.

The Company's 401(k) plan allows eligible employees to contribute to the plan on a pretax basis, subject to certain IRS limitations. This money is deposited into a trust in which the employee has a number of investment alternatives. The Company provides a matching contribution equal to 25% of employee contributions not to exceed 1.25% of an employee's gross pay in a calendar year. Company matching contributions charged to expense for the fiscal years ended April 30, 2006, 2005 and 2004, were approximately $186,000, $157,000 and $158,000, respectively.

The Company is self-insured for all employees' medical expenses incurred to a level of $75,000 per individual per year. Employees' medical expenses incurred beyond the $75,000 level are insured under a stop-loss coverage insurance plan. The Company does not provide health care or other post-employment benefits to retired employees.

Effective January 1, 2002, the Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2006, 2005 and 2004 was approximately $55,000, $47,000 and $36,000, respectively.

(8) SHAREHOLDER RIGHTS PLAN

On March 11, 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") on each outstanding share of common stock of the Company. Each Right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock, no par value ("Preferred Stock"), at an exercise price of $20 per share, subject to adjustment. Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $10 per share and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock.

The Rights will be exercisable and transferable separately from the common stock only if a person or group who does not hold 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 15% or more of Manatron's outstanding common stock or if a holder of 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 20% or more of Manatron's outstanding common stock or if any person or group commences or announces an intention to commence a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of Manatron's outstanding common stock.

Additionally, if the Company subsequently engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if 50% or more of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, anytime following exercise of the Rights, an Acquiring Person (as defined in the Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agreement")) were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the then exercise price of the Right. Prior to a person becoming an acquiring person, the Rights may be redeemed at a redemption price of $0.01 per Right, subject to adjustment. The Rights are subject to amendment by the Board and will expire on June 15, 2007. As of April 30, 2006, no rights have become exercisable.

(9) SALE OF PRODUCT LINES

Effective May 31, 2004, the Company sold substantially all of the assets and transferred certain liabilities associated with its Judicial product line to MAXIMUS, Inc. for approximately $2.3 million. Software license fees, professional services and recurring support revenues from the Company's Judicial product line represented approximately 4% of the Company's total revenue. This divestiture included all of the Company's Gavel and WRITS products, including case management, court accounting, prosecution management, probation tracking, jury management, child support and related judicial software. The Company received $1.8 million in cash and MAXIMUS, Inc. assumed the liabilities for approximately $500,000 relating to the existing software support contracts on May 31, 2004. This sale resulted in a gain of $2,237,157 that was recognized in the three month period ended July 31, 2004 and is also included in the accompanying statement of operations for the fiscal year ended April 30, 2005.

Effective May 29, 2003, the Company sold substantially all of the assets and transferred certain liabilities associated with its Financial product line to N. Harris Computer Corporation ("Harris") for approximately $3.5 million. Software license fees, professional services and recurring support revenues from the Company's Financial product line represented approximately 5% of the Company's total revenue. This divestiture included all of the Fund Accounting, Payroll, Utility Billing and related financial software that the Company had developed or acquired over the last fifteen years, including but not limited to the Open Windows series products, UB5, the ATEK legacy financial products, the Sabre legacy financial products and the SDS Administrator financial software. The Company received $3 million in cash and Harris assumed the liabilities for approximately $500,000 relating to the existing software support contracts on May 29, 2003. This sale resulted in a gain of $3,442,148 that was recognized in the three month period ended July 31, 2003. On December 1, 2003, the Company received the remaining holdback of $520,000 in cash from Harris and recognized the corresponding gain in the three month period ended January 31, 2004. The total gain of $3,962,148 is included in the accompanying statement of operations for the fiscal year ended April 30, 2004.

(10) ACQUISITIONS

Effective February 1, 2006, the Company acquired ASIX Inc. (ASIX). The purchase price for ASIX was approximately $11 million consisting of $4.2 million in cash, 436,500 shares of Manatron common stock and $3.8 million in promissory notes bearing interest at 5% with $2.2 million, $1.2 million, $200,000 and $200,000 due on February 1, 2007, 2008, 2009 and 2010, respectively. The stock purchase agreement also contains an earn out provision of up to $1 million if certain revenue thresholds are met in the California market during the next six years, which would be recorded as additional goodwill if paid.

The excess of the purchase price over the net book value of assets acquired of $8.6 million was allocated to goodwill and intangible assets. Specifically, $1,224,000 was allocated to customer relationships, $683,000 was allocated to purchased technology and $131,000 to trademarks, all of which will be amortized over a five-year period. The remaining $6.6 million has been allocated to goodwill.

Founded in 1991, ASIX designed, developed and marketed Ascend®, a comprehensive client/server-based assessment administration and property tax billing and collection system that is currently installed in 16 counties in Colorado, Illinois, Minnesota, Missouri, Nevada, Oregon and Washington. ASIX also provides professional services including installation, training, project management, data conversions and ongoing support in connection with sales of its property tax software.

ASIX is currently a subcontractor to BearingPoint, Inc. to provide technical services and subject matter expertise in connection with a $31 million project to develop a state-of-the-art property tax and assessment system for the county of San Diego. In connection with this project, ASIX and BearingPoint have entered into an exclusive joint marketing agreement to provide the developed solution to other California counties. In addition, ASIX has provided requirements definition and requests for proposal development to a number of larger jurisdictions seeking a new property tax system.

For the year ended December 31, 2005, ASIX generated audited revenues of $7.4 million and pretax income of approximately $1.3 million.

This acquisition has been accounted for under the purchase method of accounting. The operating results of ASIX are included in the Company's results of operations from the date of acquisition. The following unaudited pro forma consolidated results of operations for the years ended April 30, 2006 and 2005 assumes the acquisition of ASIX occurred as of the beginning of each respective year.

| | Year Ended April 30, 2006 | Year Ended April 30, 2005 |
|---|---|---|
| Revenue | $41,833,447 | $46,447,160 |
| Net income (loss) | (3,622,500) | 1,998,829 |
| Earnings (loss) per share: | | |
| Basic | (.81) | .44 |
| Diluted | (.81) | .41 |
| Weighted Average Shares Outstanding | | |
| Basic | 4,463,838 | 4,589,273 |
| Diluted | 4,463,838 | 4,894,896 |

The pro forma results above include certain adjustments to give effect to amortization of intangible assets and certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred, had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results.

The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for ASIX at the acquisition date.

| | |
|---|---|
| Cash and investments | $ 3,279,509 |
| Other current assets | 1,193,837 |
| Property plant & equipment | 43,000 |
| Intangible assets | 2,038,000 |
| Goodwill | 6,580,690 |
| Current liabilities | (2,181,122) |
| Total purchase price | $10,953,914 |

The total value of goodwill will be deductible for tax purposes over a 15-year period.

Effective November 1, 2005, the Company acquired substantially all of the assets of the Plexis Group, LLC ("Plexis") and assumed the support and maintenance obligations of its software contracts for approximately $1 million. The cash outlay for this transaction included an initial payment of $600,000 which was paid on November 1, 2005 and two additional payments of $200,000 which are due on November 1, 2006 and 2007, respectively. The excess of the purchase price over the net book value of assets acquired of $1,080,000 was allocated to intangible assets. Specifically, $525,000 was allocated to customer relationships, which will be amortized over a five-year period. The remaining $555,000 has been allocated to goodwill.

Formed in 2000 as a subsidiary of Beam, Longest & Neff, LLC, a 50-year-old engineering company, Plexis was an Indiana-based company that had long-standing relationships with 20 Indiana counties, 13 of whom are current Computer Assisted Mass Appraisal (CAMA) software clients. Plexis also provides property tax and Geographic Information Systems (GIS) software and related services.

Historical annual revenues from the client base acquired have ranged from $1.5 million to $1.8 million, of which $550,000 was recurring from ongoing software support and map hosting contracts.

This acquisition has been accounted for under the purchase method of accounting. The operating results of Plexis are included in the Company's results of operations from the date of acquisition. The acquisition of Plexis was not significant to the Company's operating results, and thus pro forma results are not presented.

Effective November 1, 2004, the Company acquired substantially all of the assets of VisiCraft Systems, Inc. and assumed the support and maintenance obligations of its software contracts for approximately $1.2 million. In addition, the Company entered into five-year non-compete agreements with the three prior owners totaling $300,000. The total cash outlay for this transaction is $300,000 per year for five years. While the Company is not required to pay interest on these amounts, it has imputed interest at 5% annually. The present value of the remaining payments are reflected as a current and long-term note payable in the accompanying balance sheet.

Founded in 1999, VisiCraft had contracts for its Windows-based VCS Property Tax Collection System with 23 counties and three cities in Georgia. During this time, VisiCraft built a wealth of experience related to property tax design, development, implementation and support. All five of VisiCraft's employees remained with the Company following the acquisition.

This acquisition has been accounted for under the purchase method of accounting. In addition to the non-compete agreements noted above, the Company has recorded an additional $1.1 million of intangible assets associated with this acquisition related to customer lists and purchased technology. These assets are being amortized over a three-year period. The operating results of VisiCraft are included in the Company's results of operations from the date of acquisition. The acquisition of VisiCraft was not significant to the Company's operating results, and thus pro forma results are not presented.

## (11) RESTRUCTURING CHARGE

In response to the Company's unsatisfactory financial results for fiscal 2006, effective April 26, 2006, the Company made strategic workforce reductions. As a result of the reductions, sixty-two positions were eliminated. In connection with the reorganization the Company incurred charges which were primarily associated with employee severance costs and related fringe benefits of approximately $532,000 before income taxes, all of which was accrued as of April 30, 2006. The Company anticipates that the majority of this amount will be paid out during the first quarter of fiscal 2007.

## (12) CONTINGENT LIABILITIES AND GUARANTEES

The Company is periodically a party, both as plaintiff and defendant, to lawsuits and claims arising out of the normal course of business. If necessary, the Company records reserves for losses that are deemed to be probable and that are subject to reasonable estimates. The Company does not currently anticipate material losses as a result of these proceedings beyond amounts already provided for in the accompanying financial statements.

The Company provides its customers with a one-year warranty on its internally developed application software; however, warranty expenses are not and have not been significant.

The Company is periodically required to obtain bid and performance bonds to provide certain assurances to current and prospective customers regarding its ability to fulfill contractual obligations. The Company has agreed to indemnify the surety for any and all claims made against the bonds. Historically, the Company has not had any claims for indemnity from its surety. As of April 30, 2006, the Company had approximately $28 million in outstanding performance bonds which are anticipated to expire within the next 36 months.

The Company utilizes subcontractors at times to help complete contractual obligations; however, the Company is still ultimately responsible for the performance of the subcontractors.

{ Report of Independent Registered Public Accounting Firm }

To the Board of Directors and Shareholders of Manatron, Inc.

We have audited the accompanying consolidated balance sheets of Manatron, Inc. and subsidiary as of April 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manatron, Inc. and subsidiary at April 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Grand Rapids, Michigan
June 29, 2006

## { Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities }

Manatron's common stock is traded over-the-counter and is regularly quoted on The NASDAQ Small Cap Market under the symbol "MANA."

The following table shows the range of high and low bid information reported by The NASDAQ Small Cap Market for the fiscal years ended April 30, 2006 and 2005:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| Quarter | Low | High | Low | High |
| May–July | $8.07 | $10.08 | $7.35 | $10.50 |
| August–October | 7.32 | 10.30 | 7.02 | 9.68 |
| November–January | 6.35 | 8.47 | 7.72 | 9.69 |
| February–April | 6.62 | 8.92 | 7.75 | 9.80 |

These over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

The Company historically has not paid cash dividends. The Company currently does not anticipate paying cash or stock dividends on its common stock in the foreseeable future, but instead intends to retain its earnings, if any, for the operation and expansion of the Company's business.

As of July 1, 2006, the Company's common stock was held by approximately 1,500 shareholders, approximately 200 of which were record holders.

The Company did not repurchase any shares of its common stock during the fourth quarter of fiscal year 2006.

## { Form 10-K Report }

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2006, including the financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing Jane Rix, Secretary, 510 East Milham, Portage, MI 49002 or by accessing the "Investors" section of the Company's website at www.manatron.com.

## { CEO, President and CFO Certifications }

The Company has included as Exhibits 31.1, 31.2 and 31.3 to its Annual Report on Form 10-K filed with the Securities and Exchange Commission certificates of its Chief Executive Officer (CEO), President and Chief Financial Officer (CFO) certifying the quality of the Company's public disclosure.

andall L. Peat
hairman of the Board

aul R. Sylvester
o-Chairman of the Board and Chief Executive Officer

ary Nestell Gephart
e President of Human Resources and Administration

Krista L. Inosencio
Vice President of Finance, Chief Financial Officer and Treasurer

G. William McKinzie
esident and Chief Operating Officer

dy L. Stephens
hief Technology and Marketing Officer

arty A. Ulanski
Executive Vice President of Sales and Business Development

rt L. Wager
esident of ASIX

andall L. Peat
hairman of the Board

aul R. Sylvester
o-Chairman of the Board and Chief Executive Officer

Scott Baker
esident of National Nail Corporation

ene Bledsoe
Marketing and Technology Consultant with Virginia Cook

ichard J. Holloman
ational Account Manager of Misys Healthcare Systems

arry C. Vorys
Retired, formerly Executive Vice President of Citizens Trust and
avings Bank of South Haven, Michigan

Stephen C. Waterbury
Partner of Warner Norcross & Judd LLP

Warner Norcross & Judd LLP
900 Fifth Third Center
Grand Rapids, Michigan 49503

nquiries relating to stock transfers, changes in ownership, lost
stolen stock certificates, address changes and other matters
should be addressed to:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

rnst & Young LLP
Monroe Avenue, NW
Grand Rapids, Michigan 49503

Fiscal 2006 Annual Meeting of Shareholders will be held at
a.m. EDT on October 5, 2006 at the Western Michigan
University Fetzer Center, in Kalamazoo, Michigan.

Information regarding earnings, press releases, S.E.C.
ings and other financial matters is available on the
Company's website at www.manatron.com.

uestions may be directed to Paul Sylvester,
Co-Chairman of the Board and CEO, Manatron, Inc.
(510 E. Milham, Portage, Michigan 49002,
269-567-2900 or paul.sylvester@manatron.com) or
Matthew Hayden, President, Hayden Communications,
843-272-4653 or matt@haydenir.com).

MANATRON, INC.
510 East Milham
Portage, Michigan 49002
866.471.2900
www.MANATRON.com